                                    Filed pursuant to Rule 424(b)(5)
                                    Registration No. 333-55210
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 13, 2001)

                                     [LOGO]

                      2,000,000 TRUST PREFERRED SECURITIES

                        EMPIRE DISTRICT ELECTRIC TRUST I

                       8 1/2% TRUST PREFERRED SECURITIES

                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                      THE EMPIRE DISTRICT ELECTRIC COMPANY
                                  ------------

THE TRUST:
    Empire District Electric Trust I is a Delaware business trust which will:
    - Sell preferred securities to the public;
    - Sell common securities to Empire;
    - Use the proceeds from these sales to buy an equal principal amount of 8 1/2% Junior Subordinated Debentures due March 1, 2031 of Empire; and
    - Distribute the cash payments it receives from Empire on the junior subordinated debentures to the holders of the preferred securities and the common securities.
QUARTERLY DISTRIBUTIONS:
    - For each preferred security that you own, you will receive cumulative cash distributions accumulating from March 1, 2001, at an annual rate of 8 1/2% of the liquidation amount of $25 per preferred security, on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2001.
    - Empire may defer interest payments on the junior subordinated debentures on one or more occasions for up to 20 consecutive quarterly periods. If Empire does defer interest payments, the trust will also defer payments of distributions on the trust preferred securities to you. However, deferred distributions will themselves accumulate distributions at an annual rate of 8 1/2% (to the extent permitted by law).
REDEMPTION:
    - The trust may redeem some or all of the preferred securities at times discussed herein at a redemption price equal to $25 per preferred security plus accumulated distributions, if any.
    - The trust will redeem all of the preferred securities when the junior subordinated debentures are paid at maturity.
THE EMPIRE DISTRICT ELECTRIC COMPANY:
    - Empire will effectively guarantee, fully and unconditionally, the payment by the trust of amounts due on the preferred securities as described in this prospectus supplement and in the accompanying prospectus. Empire's obligations under the guarantee are junior to Empire's senior indebtedness and its subordinated indebtedness.

    Application has been made to list the preferred securities on the New York Stock Exchange under the symbol "EDEPrD." If approved, trading on the New York Stock Exchange is expected to commence within 30 days after the preferred securities are first issued.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    INVESTING IN THE PREFERRED SECURITIES INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT BEFORE INVESTING IN THE PREFERRED SECURITIES.

                            ------------------------

                                                              PER SECURITY      TOTAL
                                                              ------------   -----------
Public offering price.......................................     $25.00      $50,000,000
Underwriting commission to be paid by Empire................     (1)             (1)
Proceeds to the Empire Trust................................     $25.00      $50,000,000

---------
(1) Empire has agreed to pay underwriting commissions of $0.7875 per preferred security. See "Underwriting."

    Empire expects the preferred securities to be ready for delivery in book-entry form only through The Depository Trust Company on or about March 1, 2001.

A.G. EDWARDS & SONS, INC.                                      STIFEL, NICOLAUS & COMPANY
                                                                      INCORPORATED

                              -------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 22, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                        PROSPECTUS SUPPLEMENT
Summary Information--Q&A....................................     S-3
Certain Summary Financial Information.......................     S-6
Capitalization..............................................     S-6
Recent Developments.........................................     S-7
Risk Factors................................................     S-8
Use of Proceeds.............................................    S-11
Accounting Treatment........................................    S-11
Description of Securities...................................    S-11
Certain Terms of the Preferred Securities...................    S-11
Certain Terms of the Junior Subordinated Debentures.........    S-13
United States Taxation......................................    S-13
Book-Entry Issuance.........................................    S-18
Underwriting................................................    S-20

                              PROSPECTUS

About this Prospectus.......................................       2
Where You Can Find More Information.........................       2
Forward Looking Statements..................................       3
Information About Empire....................................       3
Information About the Empire Trusts.........................       3
Use of Proceeds.............................................       5
Earnings Ratios.............................................       5
Description of Unsecured Debt Securities....................       5
Description of Preferred Securities.........................      16
Description of Guarantees...................................      26
Relationship Among the Preferred Securities, the
  Corresponding Junior Subordinated Debentures and the
  Guarantees................................................      30
Plan of Distribution........................................      32
Legal Opinions..............................................      33
Experts.....................................................      33

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

IN THIS PROSPECTUS SUPPLEMENT, UNLESS THE CONTEXT OTHERWISE REQUIRES, "WE," "US," "OUR" AND "EMPIRE" REFER TO THE EMPIRE DISTRICT ELECTRIC COMPANY AND THE "TRUST" OR "EMPIRE TRUST" REFERS TO EMPIRE DISTRICT ELECTRIC TRUST I.

                            SUMMARY INFORMATION--Q&A

The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the 8 1/2% Trust Preferred Securities. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the preferred securities as well as the tax and other considerations that are important to you in making a decision about whether to invest in the preferred securities. You should pay special attention to the "Risk Factors" section beginning on page S-8 of this prospectus supplement to determine whether an investment in the preferred securities is appropriate for you.

WHAT ARE THE PREFERRED SECURITIES?

Each preferred security represents an undivided beneficial interest in the assets of the Empire Trust. Each preferred security will entitle the holder to receive quarterly cash distributions as described in this prospectus supplement. The trust is offering 2,000,000 preferred securities at a price of $25 for each preferred security.

WHO IS THE TRUST?

The Empire Trust is a Delaware business trust. Its executive offices are located c/o The Empire District Electric Company, 602 Joplin Street, Joplin, Missouri 64801. Its telephone number is (417) 625-5100.

The trust will sell its preferred securities to the public and its common securities to Empire. The trust will use the proceeds from these sales to buy a series of 8 1/2% Junior Subordinated Debentures due March 1, 2031, from Empire with the same economic terms as the preferred securities. Empire will guarantee payments made on the preferred securities as described below.

Wells Fargo Bank Minnesota, National Association will act as property trustee of the trust. Two officers of Empire will act as administrative trustees. The Bank of New York (Delaware) will be the Delaware trustee. Wells Fargo Bank Minnesota, National Association will also act as trustee under the indenture pursuant to which the junior subordinated debentures will be issued and as trustee under the guarantee of Empire. The property trustee, Delaware trustee and administrative trustees are sometimes referred to as the issuer trustees.

WHO IS EMPIRE?

Based in Joplin, Missouri, Empire is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. We currently serve approximately 150,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. We also provide monitored security, fiber optic service and decorative lighting. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 330,000. Our executive offices are located at 602 Joplin Street, Joplin, Missouri 64801. Our telephone number is (417) 625-5100.

WHEN WILL YOU RECEIVE QUARTERLY DISTRIBUTIONS?

If you purchase the preferred securities, you are entitled to receive cumulative cash distributions at an annual rate of 8 1/2% of the liquidation amount of $25 per preferred security. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2001.

WHEN CAN PAYMENT OF YOUR DISTRIBUTIONS BE DEFERRED?

Empire can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures (which is March 1, 2031).

If Empire defers interest payments on the junior subordinated debentures, the trust will also defer distributions on the preferred securities. During this deferral period, distributions will continue to accrue on the preferred securities at an annual rate of 8 1/2% of the liquidation amount of $25 per preferred security. Also, the deferred distributions will themselves accrue interest at an annual rate of 8 1/2% (to the extent permitted by law). Once Empire makes all interest payments on the junior subordinated debentures, with accrued interest, it can again defer interest payments on the junior subordinated debentures if no event of default under the junior subordinated debentures has occurred and is continuing.

During any period in which Empire defers interest payments on the junior subordinated debentures, Empire will not be permitted to (with limited exceptions):

    - pay a dividend or make any distributions on its capital stock or redeem, purchase, acquire or make a liquidation payment on any of its capital stock, or make any guarantee payments with respect to the foregoing; or

    - make an interest, principal or premium payment on, or repurchase or redeem, any of its debt securities that rank equal with or junior to the junior subordinated debentures.

If Empire defers payments of interest on the junior subordinated debentures, the preferred securities will, from the time of the deferral, be treated as being issued with original issue discount ("OID") for United States federal income tax purposes. This means you will be required to recognize interest income with respect to distributions and include those amounts in your gross income for United States federal income tax purposes even though you will not have received any cash distributions relating to that interest income. See "United States Taxation--Interest Income and Original Issue Discount."

WHEN CAN THE TRUST REDEEM THE PREFERRED SECURITIES?

The trust must redeem all of the outstanding preferred securities and common securities when the junior subordinated debentures are paid at maturity on March 1, 2031. In addition, if Empire redeems any junior subordinated debentures before their maturity date, the trust will use the cash it receives from the redemption to redeem, on a pro rata basis, preferred securities and common securities having a combined liquidation amount equal to the principal amount of the junior subordinated debentures redeemed.

Empire can redeem some or all of the junior subordinated debentures before their maturity at 100% of their principal amount, plus accumulated distributions, if any, on one or more occasions at any time on or after March 1, 2006. Empire also has the option to redeem the junior subordinated debentures, in whole but not in part, at any time if certain changes in tax or investment company law occur and other specified conditions are satisfied, as more fully described under "Certain Terms of the Preferred Securities--Special Event Redemption." In any case, Empire will pay accrued interest to the date of redemption.

WHAT IS EMPIRE'S GUARANTEE OF THE PREFERRED SECURITIES?

Empire will guarantee the preferred securities based on:

    - its obligations to make payments on the junior subordinated debentures;

    - its obligations under the guarantee; and

    - its obligations under the trust agreement.

Empire's obligations under the junior subordinated debentures are subordinate and junior in right of payment to all of its senior debt. At December 31, 2000, Empire's senior debt totaled about $345.6 million, approximately $245.6 million of which consists of first mortgage bonds.

The payment of distributions on the preferred securities is guaranteed by Empire under the guarantee, but only to the extent the trust has funds legally and immediately available to make distributions.

Empire's obligations under the guarantee are:

    - subordinate and junior in right of payment to its other liabilities;

    - equal in rank to its preferred stock, if any is issued; and

    - senior to its common stock.

WHEN COULD THE JUNIOR SUBORDINATED DEBENTURES BE DISTRIBUTED TO YOU?

Empire has the right to dissolve the trust at any time. If Empire dissolves the trust, the trust will liquidate (after satisfaction of any liabilities to creditors of the trust as provided by applicable law) by distributing the junior subordinated debentures to holders of the preferred securities and the common securities on a pro rata basis. If the junior subordinated debentures are distributed, Empire will use its best efforts to list the junior subordinated debentures on the New York Stock Exchange ("NYSE") (or any other exchange on which the preferred securities are then listed) in place of the preferred securities.

WILL THE PREFERRED SECURITIES BE LISTED ON A STOCK EXCHANGE?

Application has been made to list the preferred securities on the NYSE. If approved, trading of the preferred securities on the NYSE is expected to begin within 30 days after they are first issued.

WILL HOLDERS OF THE PREFERRED SECURITIES HAVE ANY VOTING RIGHTS?

Generally, the holders of the preferred securities will not have any voting rights. See "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement" in the accompanying prospectus.

IN WHAT FORM WILL THE PREFERRED SECURITIES BE ISSUED?

The preferred securities will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that you will not receive a certificate for your preferred securities and that your broker will maintain your position in the preferred securities. Empire expects that the preferred securities will be ready for delivery through DTC on or about March 1, 2001.

                     CERTAIN SUMMARY FINANCIAL INFORMATION

The following table is a selection of certain financial information of Empire. This information is taken from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 1999, and from our consolidated financial statements for the year ended December 31, 2000, for which an audit report has not yet been issued. See "Where You Can Find More Information" in the accompanying prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                               2000
                                            (UNAUDITED)         1999           1998           1997
                                            -----------       --------       --------       --------
Income Statement Data:                                 (ALL DOLLAR AMOUNTS IN THOUSANDS)
    Operating revenues....................   $260,003         $242,162       $239,858       $215,311
    Operating income......................     45,902           42,576         47,372         40,962
    Net income............................     23,617           22,170         28,323         23,793
    Ratio of earnings to fixed charges....      2.25x            2.70x          3.32x          3.01x

                                 CAPITALIZATION

The following table summarizes our short-term debt and capitalization at December 31, 2000, and our short-term debt and capitalization as adjusted to give effect to the issuance and sale of the preferred securities and the receipt and use of the net proceeds as described under "Use of Proceeds."

                                                                 DECEMBER 31, 2000
                                                                    (UNAUDITED)
                                                  -----------------------------------------------
                                                          ACTUAL                AS ADJUSTED
                                                  ----------------------   ----------------------
                                                   AMOUNT    PERCENTAGE     AMOUNT    PERCENTAGE
                                                  --------   -----------   --------   -----------
                                                         (ALL DOLLAR AMOUNTS IN THOUSANDS)
First mortgage bonds(1).........................  $225,644       39.9%     $225,644       36.7%
Unsecured debt..................................   100,000       17.7       100,000       16.2
                                                  --------     ------      --------      -----
    Total long-term debt........................  $325,644       57.6%     $325,644       52.9%
Company-obligated mandatorily redeemable
  preferred securities of a subsidiary trust
  holding solely junior subordinated debentures
  of Empire.....................................        --         --        50,000        8.1
Common stockholders' equity.....................   240,153       42.4       240,153       39.0
                                                  --------     ------      --------      -----
    Total capitalization........................  $565,797      100.0%     $615,797      100.0%
                                                  ========     ======      ========      =====
Short-term debt.................................  $ 69,500        N/A      $ 21,325        N/A
                                                  ========     ======      ========      =====

------------------------

(1)   Excluding current maturities of $20.0 million.

                              RECENT DEVELOPMENTS

On November 3, 2000, Empire filed a request with the Missouri Public Service Commission for a general annual increase in rates of approximately
$41.5 million for its Missouri electric customers. This request is to allow Empire to recover expenses resulting from significantly increased natural gas prices as well as resulting from the construction of its new State Line Combined Cycle Unit and other plant additions. The Missouri commission has scheduled an evidentiary hearing for May 29, 2001 through June 8, 2001. Any rate increase approved as a result of this filing would not become effective before late in the third quarter of 2001. Because of the expected timing of the decision with respect to this request, the continued high prices relative to historical levels of natural gas and the increased labor expenses associated with the construction of the State Line Combined Cycle Unit, on February 16, 2001, Empire filed a request with the Missouri commission for an interim rate increase of approximately $16.8 million for its Missouri electric customers. Empire is asking for this increase to be collected between March 1, 2001 and September 30, 2001. Empire cannot predict the extent of any increases which might be granted as a result of these filings. Empire anticipates that, assuming normal weather conditions and continued high natural gas prices, its earnings in 2001 are likely to decline until it receives adequate and timely rate relief as a result of the interim and permanent rate increases it is seeking as described above.

                                  RISK FACTORS

YOUR INVESTMENT IN THE PREFERRED SECURITIES WILL INVOLVE CERTAIN RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING DISCUSSION OF RISKS, AND THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BEFORE DECIDING WHETHER AN INVESTMENT IN THE PREFERRED SECURITIES IS SUITABLE FOR YOU.

EMPIRE'S OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES ARE SUBORDINATED.

Empire's obligations under the junior subordinated debentures will rank junior in priority of payment to all of Empire's senior debt and all of its subordinated debt, if any is issued. This means that Empire cannot make any payments on the junior subordinated debentures if it defaults on a payment of senior debt or subordinated debt and does not cure the default within the applicable grace period or if the senior debt or subordinated debt becomes immediately due because of a default and has not yet been paid in full. In addition, in the event of the bankruptcy, liquidation or dissolution of Empire, its assets would be available to pay obligations under the junior subordinated debentures only after Empire made all payments on its senior debt and subordinated debt. At December 31, 2000, Empire had approximately
$345.6 million of senior debt outstanding. No subordinated debt is outstanding.

Empire's obligations under the guarantee will rank in priority of payment as follows:

    - subordinate and junior in right of payment to all its other liabilities;

    - equal in rank to its preferred stock, if any is issued; and

    - senior to its common stock.

This means that Empire cannot make any payments on the guarantee if it defaults on a payment on any of its other liabilities. In addition, in the event of the bankruptcy, liquidation or dissolution of Empire, its assets would be available to pay obligations under the guarantee only after Empire made all payments on its other liabilities.

Neither the preferred securities, the junior subordinated debentures nor the guarantee limit the ability of Empire or its subsidiaries to incur additional debts, including debts that rank senior in priority of payment to the junior subordinated debentures and the guarantee. See "Description of Guarantees-- Status of the Guarantees" and "Description of Unsecured Debt Securities" in the accompanying prospectus.

THE GUARANTEE ONLY COVERS PAYMENTS IF THE TRUST HAS CASH AVAILABLE.

The ability of the trust to pay scheduled distributions on the preferred securities, the redemption price of the preferred securities and the liquidation amount of each preferred security is solely dependent upon Empire making the related payments on the junior subordinated debentures when due.

If Empire defaults on its obligations to pay principal or interest on the junior subordinated debentures, the trust will not have sufficient funds to pay distributions, the redemption price or the liquidation amount of each preferred security. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts.

Instead you:

    - may directly sue Empire or seek other remedies to collect your pro rata share of payments owed; or

    - may rely on the property trustee to enforce the trust's rights under the junior subordinated debentures.

DEFERRAL OF DISTRIBUTIONS WOULD HAVE TAX CONSEQUENCES FOR YOU AND MAY AFFECT THE TRADING PRICE OF THE PREFERRED SECURITIES.

So long as no event of default under the junior subordinated debentures has occurred and is continuing, Empire can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. If Empire defers interest payments on the junior subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. However, distributions would still accumulate and the deferred distributions would themselves accrue interest at the rate of 8 1/2% per annum (to the extent permitted by law).

If Empire defers interest payments on the junior subordinated debentures, you will be required to recognize interest income for United States federal income tax purposes (based on your pro rata share of the accrued interest on the junior subordinated debentures held by the trust) before you receive any cash relating to that interest. In addition, you will not receive the cash if you sell the preferred securities before the end of any deferral period or before the record date relating to distributions which are paid.

Empire has no current intention of deferring interest payments on the junior subordinated debentures. However, if Empire exercises its right in the future, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the junior subordinated debentures. If you sell the preferred securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the preferred securities. In addition, the existence of Empire's right to defer payments of interest on the junior subordinated debentures may mean that the market price for the preferred securities (which represent an undivided beneficial interest in the trust, substantially all of the assets of which consist of the junior subordinated debentures) may be more volatile than other securities that do not have these rights.

See "United States Taxation" for more information regarding the tax consequences of purchasing, holding and selling the preferred securities.

PREFERRED SECURITIES MAY BE REDEEMED AT ANY TIME IF SPECIFIED CHANGES IN TAX OR INVESTMENT COMPANY LAW OCCUR.

If certain changes in tax or investment company law occur and are continuing, and other conditions are satisfied, Empire has the right to redeem the junior subordinated debentures, in whole but not in part, at any time. Any redemption will cause a mandatory redemption of all preferred securities and common securities at a redemption price equal to $25 per security plus any accrued and unpaid distributions.

PREFERRED SECURITIES MAY BE REDEEMED AT THE OPTION OF EMPIRE.

At the option of Empire, the junior subordinated debentures may be redeemed, in whole, at any time, or in part, from time to time, on or after March 1, 2006, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the redemption date. See "Certain Terms of the Junior Subordinated Debentures--Redemption." You should assume that Empire will exercise its redemption option if Empire is able to refinance at a lower interest rate or it is otherwise in Empire's interest to redeem the junior subordinated debentures. If the junior subordinated debentures are redeemed, the trust must redeem the preferred securities and the common securities having an aggregate liquidation amount equal to the aggregate principal amount of junior subordinated debentures to be redeemed. See "Description of Preferred Securities--Redemption or Exchange" in the accompanying prospectus.

THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICES FOR THE PREFERRED SECURITIES OR THE JUNIOR SUBORDINATED DEBENTURES.

The preferred securities that an investor may purchase, whether pursuant to the offer made by this prospectus supplement or in the secondary market, or the junior subordinated debentures that a holder of preferred securities may receive upon a dissolution of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities offered by this prospectus supplement. As a result of Empire's right to defer interest payments on the junior subordinated debentures, the market price of the preferred securities (which represent undivided beneficial ownership interests in the trust, substantially all of the assets of which consist of the junior subordinated debentures) may be more volatile than the market prices of other securities that are not subject to similar optional deferrals.

Prior to this offering, there has been no public market for the preferred securities, and their can be no assurance that an active public market for the preferred securities will develop or, if one does develop, that it will be sustained after this offering. See "Underwriting."

EMPIRE MAY DISSOLVE THE TRUST AT ANY TIME.

Empire has the right to dissolve the trust at any time. If Empire decides to exercise its right to dissolve the trust, the trust will liquidate (after satisfaction of any liabilities to creditors of the trust as provided by applicable law) by distributing the junior subordinated debentures to holders of the preferred securities and the common securities on a pro rata basis.

If the trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of junior subordinated debentures to you may be a taxable event to you.

Under current United States federal income tax law, a distribution of junior subordinated debentures to you on the dissolution of the trust should not be a taxable event to you. Empire has no current intention to cause the dissolution of the trust and the distribution of the junior subordinated debentures. Empire anticipates that it would consider exercising this right in the event that expenses associated with maintaining the trust were substantially greater than currently expected, such as if unfavorable changes in tax law or investment company law occurred. See "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts--Redemption" in the accompanying prospectus. Empire cannot predict the other circumstances under which this right would be exercised.

Although Empire will use its best efforts to list the junior subordinated debentures on the NYSE (or any other exchange on which the preferred securities are then listed) if they are distributed, we cannot assure you that the junior subordinated debentures will be approved for listing or that a trading market will exist for these securities.

YOU HAVE VOTING RIGHTS ONLY UNDER LIMITED CIRCUMSTANCES.

You will have limited voting rights. In particular, subject to certain exceptions, only Empire can appoint or remove any of the issuer trustees. See "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement" in the accompanying prospectus.

                                USE OF PROCEEDS

The trust will use all of the proceeds it receives from the sale of its preferred securities and common securities to purchase junior subordinated debentures from Empire. We intend to add the net proceeds of approximately
$48.2 million from our sale of the junior subordinated debentures to the trust to our general funds and to repay short-term indebtedness. At December 31, 2000, we had outstanding approximately $69.5 million of short-term indebtedness, bearing interest at an average rate of 7.77% per annum. A portion of that short term indebtedness was incurred in connection with our construction program. For further information with respect to our capital requirements, please see the documents incorporated by reference.

                              ACCOUNTING TREATMENT

The trust will be treated as Empire's subsidiary, and the accounts of the trust will be included in our consolidated financial statements. Currently the FASB is considering the classification of trust preferred securities within the balance sheet. Pending clarification from the FASB, the preferred securities will be presented as a separate line item in our balance sheet and disclosures concerning the preferred securities, the guarantee and the junior subordinated debentures will be included in the notes to the financial statements. We will record distributions paid on the preferred securities as an expense.

                           DESCRIPTION OF SECURITIES

This prospectus supplement discloses the specific terms and provisions of the preferred securities and the junior subordinated debentures and supplements the general description of the terms and provisions of these securities in the accompanying prospectus. These summaries are not meant to be a complete description of each security. However, this prospectus supplement and the accompanying prospectus contain the material terms and conditions for each security. For more information, please refer to the trust agreement, the indenture, the guarantee and the securities resolution of Empire authorizing the issuance of the junior subordinated debentures. Forms of these documents are filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. All terms used in this prospectus supplement have the meanings given to them in these documents.

                   CERTAIN TERMS OF THE PREFERRED SECURITIES

DISTRIBUTIONS

The preferred securities represent undivided beneficial interests in the assets of the trust. Distributions on the preferred securities are cumulative and will accumulate from the date they are first issued at the annual rate of 8 1/2% of the $25 per preferred security liquidation amount. Distributions will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2001. Distributions not paid when due will accumulate additional distributions, compounded quarterly, at the annual rate of 8 1/2% on the amount of unpaid distributions (to the extent permitted by law). The term "distributions" includes any of these distributions. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

At any time and from time to time, so long as no event of default has occurred and is continuing under the junior subordinated debentures, we may defer interest payments for up to 20 consecutive quarters. However, no deferral period will extend beyond the maturity date of the junior subordinated debentures. The trust will similarly defer quarterly distributions on the preferred securities during any deferral period, but the amount of distributions due to you would continue to accumulate at the rate stated above, compounded quarterly to the extent permitted by law.

We have no current intention to exercise our right to defer interest payments on the junior subordinated debentures issued to the trust. If we defer interest payments on the junior subordinated debentures, we would be subject to certain restrictions relating to the payment of dividends on or purchases of our capital stock and payments on our debt securities ranking equal with or junior to the junior subordinated debentures. See "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts--Option to Extend Interest Payment Date" in the accompanying prospectus.

See the accompanying prospectus for additional terms of the preferred securities, including provisions relating to the deferral of distributions, the payment of distributions and the subordination of the common securities.

If distributions are payable on a date that is not a business day, payment will be made on the next business day, without any interest or other payment in respect for any delay. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. A "business day" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banking institutions in New York City are authorized or obligated by law, regulation or executive order to close, or a day on which the Federal Reserve Bank of New York is not open.

REDEMPTION

When we pay the junior subordinated debentures at maturity on March 1, 2031 or upon early redemption, the property trustee will use the proceeds to redeem a like amount of the preferred and common securities. The property trustee will give you at least 30 days', but not more than 60 days', notice before the redemption date. The preferred and (unless there is a default under the junior subordinated debentures) common securities will be redeemed at a price equal to the liquidation amount of $25 per security plus accrued and unpaid distributions to the date of redemption.

If less than all of the preferred and common securities are redeemed, then the aggregate liquidation amount of preferred and common securities to be redeemed will be allocated 3% to the common securities holders, subject to the exceptions as described in "Description of Preferred Securities--Subordination of Common Securities" in the accompanying prospectus and 97% to the preferred securities holders. The preferred and (unless there is a default under the junior subordinated debentures) common securities to be redeemed will be selected by the property trustee by a method determined to be fair and appropriate by it subject to the subordination provisions of the common securities.

SPECIAL EVENT REDEMPTION

If a Tax Event or an Investment Company Event, each as defined in the accompanying prospectus (each a "Special Event"), has occurred and is continuing, we may redeem the junior subordinated debentures, in whole but not in part. This will cause a mandatory redemption of the preferred securities and the common securities, in whole but not in part and within 90 days following the occurrence of the Special Event, at the liquidation amount of $25 per preferred security plus unpaid distributions to the date of redemption.

However, in the case of an occurrence of a Tax Event, if we can eliminate, within the 90-day period, the Tax Event by taking some action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on us, the trust or the preferred and common security holders, we will pursue that action instead of redemption. We will have no right to redeem the junior subordinated debentures while the trust or the property trustee is pursuing any similar action based on its obligations under the trust agreement.

See the accompanying prospectus for other redemption provisions and for redemption procedures.

              CERTAIN TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

The junior subordinated debentures will be issued as a series pursuant to a securities resolution dated as of February 22, 2001, under the indenture. The junior subordinated debentures are unsecured and rank subordinate and junior in right of payment to all of our senior debt and subordinated debt (if any).

INTEREST RATE AND MATURITY

The junior subordinated debentures will mature on March 1, 2031, and will bear interest at the annual rate of 8 1/2% of the principal amount thereof, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2001. Interest payments not paid when due will accrue additional interest compounded quarterly at the annual rate of 8 1/2% on the amount of unpaid interest (to the extent permitted by law). The term "interest payments," includes this additional interest. The amount of interest payable for any period will be computed based on a 360-day year of twelve 30-day months. The interest payment provisions for the junior subordinated debentures correspond to the distribution provisions of the preferred securities.

See the accompanying prospectus for other terms of the junior subordinated debentures, including provisions relating to the deferral of interest payments, under "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts" in the accompanying prospectus.

REDEMPTION

We have the option to redeem the junior subordinated debentures prior to maturity at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date (a) in whole or in part at any time on or after March 1, 2006, or (b) in whole but not in part if a Special Event has occurred and is continuing.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

If the property trustee distributes the junior subordinated debentures to the preferred and common securities holders upon the dissolution and liquidation of the trust, the junior subordinated debentures will be issued in denominations of $25 and integral multiples thereof. We anticipate that the junior subordinated debentures would be distributed in the form of one or more global securities and DTC, or any successor depositary for the preferred securities, would act as depositary for the junior subordinated debentures. The depositary arrangements for the junior subordinated debentures would be substantially similar to those in effect for the preferred securities.

For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Book-Entry Issuance."

                             UNITED STATES TAXATION

GENERAL

The following summary of the material United States federal income tax consequences of purchasing, holding and selling the preferred securities is based on the views of Cahill Gordon & Reindel, tax counsel to Empire. This summary is based on (1) the Internal Revenue Code of 1986, as amended ("Code"),
(2) income tax regulations issued under the Code, and (3) administrative and judicial interpretations, all as they currently exist as of the date of this prospectus supplement. These income tax laws, regulations, and interpretations, however, may change at any time, and any change could be retroactive to the issuance date of the preferred securities.

The income tax laws and regulations are subject to various interpretations, and the Internal Revenue Service ("IRS") or the courts could disagree with what we explain in this summary. The IRS has not formally ruled (and we do not intend to seek a ruling) on the tax consequences of purchasing, holding and selling the preferred securities. Accordingly, the IRS could challenge the opinions expressed in this prospectus supplement concerning such consequences, and a court could agree with the IRS.

Except where we state otherwise, this summary deals only with preferred securities held as a capital asset (as defined in section 1221 of the Code) by a holder who (a) purchases the preferred securities at their original offering price when the trust originally issues them (an "Initial Holder") and (b) is a US Holder (as defined below).

We do not address all of the tax consequences that may be relevant to a US Holder. We also do not address, except as stated below, any of the tax consequences to holders that are not US Holders or to holders that may be subject to special tax treatment such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "hedge," or as part of a "conversion transaction" or other integrated investment. Further, we do not address:

    - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the preferred securities;

    - the United States federal alternative minimum tax consequences of the purchase, ownership or sale of the preferred securities; or

    - any state, local or foreign tax consequences of the purchase, ownership or sale of preferred securities.

A "US Holder" is a beneficial owner of preferred securities who or which is:

    - a United States citizen or resident individual (or someone treated as a citizen or resident individual for United States federal income tax purposes);

    - a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state or other political subdivision;

    - an estate if its income is subject to United States federal income taxation regardless of its source; or

    - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

A "Non-US Holder" is a preferred securities holder other than a US Holder.

CHARACTERIZATION OF THE TRUST

Based on the representations, facts and assumptions described in this prospectus supplement and the accompanying prospectus, and assuming full compliance with the terms of the trust agreement, the purchase agreement governing the sale of the preferred securities by the trust to the underwriters and the indenture (and other relevant documents), the trust will be characterized for United States federal income tax purposes as a grantor trust and will not be taxable as a corporation. Accordingly, for United States federal income tax purposes, each US Holder will be treated as the beneficial owner of a pro rata undivided interest in the junior subordinated debentures. You must include in your gross income for United States federal income tax purposes all interest on, and any gain recognized with respect to, your pro rata share of the junior subordinated debentures.

CHARACTERIZATION OF THE JUNIOR SUBORDINATED DEBENTURES

We and the trust will agree to treat the junior subordinated debentures as debt for United States federal income tax purposes. By accepting the preferred securities, you agree to treat the junior subordinated debentures as debt and to accept the preferred securities as evidence of an indirect beneficial ownership interest in the junior subordinated debentures. We can give no assurance that this position will not be challenged by the IRS, however, or that such a challenge would not be successful. The remainder of this discussion assumes that the junior subordinated debentures will be classified as debt for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

Under applicable income tax regulations, if there is only a remote likelihood that a company will not make its interest payments on time, then the debt will be considered to be issued without OID. We believe that the likelihood that we will elect to defer interest payments is remote. Accordingly, we will take the position that the junior subordinated debentures will not be issued with OID. As a result, the interest payments on the junior subordinated debentures (which are used to make distributions on the preferred securities) generally will be taxable to you as ordinary income when they are paid or accrued depending on your method of United States federal income tax accounting.

If, however, we elect to defer payments of interest, the junior subordinated debentures would at that time be treated as re-issued with OID, and all remaining interest payments would be treated as OID. In that case, all of your taxable interest income on the junior subordinated debentures would have to be included in your gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis even if you otherwise used a cash basis method of tax accounting. This means that you would include interest income for tax purposes, and pay United States federal income taxes on, the interest income as it accrues, in advance of cash payments of such interest.

If the likelihood that we will decide to defer any payments of interest were not treated as remote, the junior subordinated debentures would be considered as issued initially with OID in an amount equal to the sum of all the interest payable over the term of the junior subordinated debentures. Again, this would mean that you would have to include interest income in gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis instead of on the dates you actually receive the cash payments.

The IRS has not issued any rulings or interpretations which define the meaning of the term "remote" as used in the applicable income tax regulations. The IRS could take a position that differs from what we state in this prospectus supplement.

CORPORATE US HOLDERS

Because the income from the preferred securities will not be considered to be dividends for United States federal income tax purposes, corporate US Holders of the preferred securities will not be entitled to a dividends-received deduction for any income from the preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

Holders of the preferred securities who purchase such preferred securities other than at their issue price may be considered to have acquired their undivided interests in the junior subordinated debentures with market discount or acquisition premium (as each phrase is defined for United States federal income tax purposes). Such holders are urged to consult with their own tax advisors concerning the tax consequences of purchasing, owning and selling the preferred securities.

SALES OF PREFERRED SECURITIES

If you sell your preferred securities, you will recognize a gain or loss equal to the difference between the amount realized from the sale of the preferred securities (generally, your selling price minus any portion attributable to accrued but unpaid interest not otherwise includible as OID) and your adjusted tax basis in the preferred securities. If we do not defer interest on the junior subordinated debentures, your adjusted tax basis in the preferred securities generally will equal the initial purchase price that you paid for the preferred securities. If, however, we elect to defer interest payments on the junior subordinated debentures, your adjusted tax basis in the preferred securities generally will equal (1) the initial purchase price that you paid for the preferred securities plus (2) any accrued and unpaid distributions that you were required to treat as OID.

Except to the extent of any accrued market discount, a gain or loss on the sale of preferred securities generally will be a capital gain or loss if the preferred securities are held as capital assets. The maximum regular United States federal income tax rate on capital gains for non-corporate taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year. All net capital gains of a corporate taxpayer are subject to United States federal income tax at generally applicable corporate income tax rates of up to 35%. Subject to limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

If you sell your preferred securities between record dates for payments of distributions on the preferred securities, you will be required to include in gross income for United States federal income tax purposes accrued and unpaid interest not previously included in gross income through the date of sale, to the extent you were not otherwise required to report this income as OID.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST.

Under certain circumstances, as described in the accompanying prospectus under "Description of Preferred Securities--Liquidation Distribution upon Dissolution," the property trustee may distribute the junior subordinated debentures to you in exchange for your preferred securities. This will result in the liquidation and termination of the trust. Such a distribution would not be a taxable event for United States federal income tax purposes, and you would have an aggregate adjusted tax basis in the junior subordinated debentures you received equal to your aggregate adjusted tax basis in your preferred securities. For a description of adjusted tax basis, see the discussion above in "--Sales of Preferred Securities."

Further, the holding period of the junior subordinated debentures you received would include the period during which you held your preferred securities. If, however, the distribution were caused by a Tax Event and the trust was taxable as a corporation, the distribution would be a taxable event for United States federal income tax purposes. In that case, you could recognize a gain or loss, your adjusted tax basis in the junior subordinated debentures could differ from your adjusted tax basis in the preferred securities, and your holding period for the junior subordinated debentures would not include the period during which you held the preferred securities.

The junior subordinated debentures may be redeemed for cash under certain circumstances, and the proceeds would be used by the property trustee to redeem a like amount of preferred securities. Such a redemption of preferred securities would be a taxable event for United States federal income tax purposes, and you would recognize gain or loss as if you had sold the preferred securities for cash. See "--Sales of Preferred Securities" above.

NON-US HOLDERS

Payments of interest (including OID, if any) to a Non-US Holder will generally not be subject to United States federal withholding tax, provided the holder:

    - does not own (directly or indirectly, actually or constructively) 10% or more of the total combined voting power of all classes of stock of Empire entitled to vote;

    - is not a controlled foreign corporation that is related to Empire actually or constructively through stock ownership; and

    - is not a bank receiving interest described in section 881(c)(3)(A) of the Code.

To qualify for this exemption from withholding, the last United States payer in the chain of payment prior to payment to a Non-US Holder ("Withholding Agent") must have received a statement that:

    - is signed by the holder of the preferred securities under penalties of perjury;

    - certifies that such holder is not a US Holder; and

    - provides the name and address of the holder.

The statement may be made on an appropriate IRS Form W-8 BEN or a substantially similar form, and the holder must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If the preferred securities are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent along with a copy of the appropriate IRS Form W-8 BEN or the substitute form provided by the holder.

A Non-US Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the preferred securities. However, if a Non-US Holder holds the preferred securities in connection with a trade or business conducted in the United States, or is present in the United States in certain circumstances, the holder may be subject to United States federal income tax on all income and gains recognized.

BACKUP WITHHOLDING

You may be subject to a "backup withholding" tax of 31% on distributions made on the preferred securities and on the entire price received on the sale of the preferred securities if you:

    - fail to provide your social security or taxpayer identification number to your broker;

    - provide your broker with an incorrect social security or tax identification number;

    - fail to provide your broker with a certified statement that your social security or tax identification number is correct and that you are not subject to backup withholding; or

    - improperly report interest and dividends on your tax return. Backup withholding, however, may not apply to interest payments made to certain exempt recipients such as corporations or tax-exempt organizations.

Backup withholding generally will not apply to payments made to a Non-US Holder who provides the required certificate or otherwise establishes an exemption from backup withholding. Payments of the proceeds of a disposition of the preferred securities by a United States office of a broker generally will be subject to backup withholding at a rate of 31% unless the Non-US Holder certifies under penalties of perjury that it is a Non-US Holder or otherwise establishes an exemption.

Any withheld amounts will be allowed as a credit against your United States federal income tax, provided the required information is provided to the IRS.

THE TAX INFORMATION ABOVE IS INTENDED ONLY AS A SUMMARY OF MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE TRUST. WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES ASSOCIATED WITH PURCHASING, OWNING AND SELLING THE PREFERRED SECURITIES. THE STATEMENTS OF UNITED STATES TAX LAWS DESCRIBED ABOVE ARE BASED ON THE LAWS IN FORCE AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, AND ARE SUBJECT TO ANY CHANGES IN UNITED STATES LAW OCCURRING AFTER THAT DATE.

                              BOOK-ENTRY ISSUANCE

The Depository Trust Company ("DTC") will act as securities depository for the preferred securities. The preferred securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered certificate (the "Global Preferred Security") will be issued for the preferred securities, representing in the aggregate the total number of preferred securities offered hereby, and will be deposited with DTC.

We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of preferred securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the preferred securities, except in the event that use of the book-entry system for the preferred securities is discontinued.

To facilitate subsequent transfers, all preferred securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of preferred securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the preferred securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such preferred securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices, if any, will be sent to DTC. If less than all of the preferred securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in the preferred securities to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the preferred securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Empire Trust as soon as possible after the relevant record date. The Omnibus Proxy assigns Cede & Co.'s (or such other DTC nominee's) consenting or voting rights to those Direct Participants to whose accounts the preferred securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Distributions, redemption proceeds and other payments in respect of the preferred securities will be made to Cede & Co. or such other name as may be requested by an authorized representative of DTC. DTC has advised us and the trust that its present practice is, upon receipt of any distributions, redemption proceeds or other payments, to immediately credit the accounts of the Direct Participants with such payment in amounts proportionate to their respective beneficial interests in the Global Preferred Security as shown on the records of DTC. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the trust, any of the issuer trustees or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions, redemption proceeds and other amounts to DTC is the responsibility of the property trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the preferred securities at any time by giving reasonable notice to the trust. Under such circumstances, in the event that a successor securities depository is not obtained, preferred security certificates are required to be printed and delivered.

In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, preferred security certificates will be printed and delivered.

Beneficial Owners should consult with the Direct Participant or Indirect Participant from whom they purchased a book-entry interest to obtain information concerning the system maintained by such Direct Participant or Indirect Participant to record such interests, to make payments and to forward notices of redemption and other information.

None of us, the underwriters or any of the trustees has any responsibility or liability for any aspects of the records or notices relating to, or payments made on account of, book-entry interest ownership, or for maintaining, supervising or reviewing any records relating to that ownership.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

                                  UNDERWRITING

Under the terms and subject to the conditions of the purchase agreement dated February 22, 2001, each of the underwriters named below has severally agreed to purchase from the trust, and the trust has agreed to sell to such underwriter, the number of preferred securities set forth opposite the name of such underwriter below.

                                                               NUMBER OF PRE-
UNDERWRITER                                                   FERRED SECURITIES
-----------                                                   -----------------
A.G. Edwards & Sons, Inc....................................       1,333,000
Stifel, Nicolaus & Company, Incorporated....................         667,000
                                                                   ---------
    Total...................................................       2,000,000
                                                                   =========

The underwriters are obligated to take and pay for the total number of preferred securities offered hereby if any such preferred securities are purchased. In the event of default by any underwriter, the purchase agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

The purchase agreement provides that we and the trust will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and make contributions with respect thereto.

Our expenses associated with the offer and sale of the preferred securities are estimated to be $250,000.

In view of the fact that the proceeds of the sale of the preferred securities will ultimately be used to purchase our junior subordinated debentures, the purchase agreement provides that we will pay as compensation to the underwriters $0.7875 per preferred security for the accounts of the several underwriters ($1,575,000 in the aggregate).

The underwriters propose to offer the preferred securities, in part, directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession of $0.50 per preferred security. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.40 per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

Application has been made to list the preferred securities on the NYSE under the symbol "EDEPrD". If approved, trading of the preferred securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the preferred securities. Prior to this offering, there has been no public market for the preferred securities. The underwriters have advised us and the trust that they intend to make a market in the preferred securities prior to the commencement of trading on the NYSE. The underwriters have no obligation to make a market in the preferred securities, however, and may cease market making activities, if commenced, at any time. In order to meet one of the requirements for listing the preferred securities on the NYSE, the underwriters will undertake to sell the preferred securities to a minimum of 400 beneficial holders.

In order to facilitate the offering of the preferred securities, the underwriters may engage in transactions on the NYSE or otherwise that stabilize, maintain or otherwise affect the price of the preferred securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the preferred securities for their own account. In addition, to cover overallotments or to stabilize the price of the preferred securities, the underwriters may bid for, and purchase, the preferred securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the preferred securities in the offering, if the syndicate repurchases previously distributed preferred securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the preferred securities above independent market levels. The underwriters are not required to engage in these activities, and if commenced, may end any of these activities at any time.

Certain of the underwriters have in the past provided, and may in the future provide, investment banking services to us in the ordinary course of business.

PROSPECTUS

                                  $80,000,000

                      THE EMPIRE DISTRICT ELECTRIC COMPANY

                           UNSECURED DEBT SECURITIES
                       GUARANTEES OF PREFERRED SECURITIES

                            ------------------------

                        EMPIRE DISTRICT ELECTRIC TRUST I
                       EMPIRE DISTRICT ELECTRIC TRUST II

                              PREFERRED SECURITIES
          (FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN,
                    BY THE EMPIRE DISTRICT ELECTRIC COMPANY)

                            ------------------------

    We may offer from time to time our unsecured debt securities, in one or more series. We may issue and sell junior subordinated debentures to Empire District Electric Trust I or II corresponding to a series of preferred securities or we may issue and sell other unsecured debt securities to the public.

    The trusts may offer from time to time preferred securities, representing undivided beneficial interests in the applicable trust.

    The aggregate initial offering price of the securities that we and the trusts offer will not exceed $80,000,000. We and the trusts will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the relevant offering.

    We and the trusts will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 13, 2001

                             ABOUT THIS PROSPECTUS

    In this prospectus, unless the context otherwise requires, "we," "us," "our" and "Empire" refer to The Empire District Electric Company and a "trust" or "Empire Trust" refers to either Empire District Electric Trust I or Empire District Electric Trust II, which are the Delaware statutory business trusts that we have formed to issue the preferred securities.

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, Empire or the Empire Trusts may issue and sell to the public any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $80,000,000.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at HTTP://WWW.SEC.GOV. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    Reports, proxy statements and other information concerning Empire can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

    - Our Annual Report on Form 10-K for the year ended December 31, 1999.

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

    - Our Current Reports on Form 8-K dated December 7, 2000, December 12, 2000, December 29, 2000, January 3, 2001 and February 1, 2001.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

       Corporate Secretary
       The Empire District Electric Company
       602 Joplin Street
       Joplin, Missouri 64801
       Tel: (417) 625-5100

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD LOOKING STATEMENTS

    Certain matters discussed in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events or conditions concerning various matters such as capital expenditures (including those planned in connection with the State Line expansion project), earnings, competition, litigation, rate and other regulatory matters, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as:

    - the cost and availability of purchased power and fuel;

    - electric utility restructuring, including ongoing state and federal activities;

    - weather, business and economic conditions;

    - legislation;

    - regulation, including rate relief and environmental regulation (such as NOx regulation);

    - competition, including the impact of deregulation on off-system sales; and

    - other circumstances affecting anticipated rates, revenues and costs.

                            INFORMATION ABOUT EMPIRE

    Based in Joplin, Missouri, we are an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. We currently serve approximately 150,000 electric customers in parts of Missouri, Kansas, Oklahoma and Arkansas. We also provide monitored security, fiber optic service and decorative lighting. The territory served by our electric operations comprises an area of about 10,000 square miles and has a population of more than 330,000. Our executive offices are located at 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

                      INFORMATION ABOUT THE EMPIRE TRUSTS

    Each Empire Trust is a statutory business trust that we have formed under Delaware law. For each trust there is a trust agreement signed by us as depositor, by Wells Fargo Bank Minnesota, National Association as property trustee, by The Bank of New York (Delaware) as Delaware trustee and by two of our employees as administrative trustees. For each trust there is also a certificate of trust filed with the Delaware Secretary of State. When we are ready to issue and sell securities through a trust, the applicable trust agreement will be amended to read substantially like the form of amended and restated trust agreement that is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Each trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

THE ISSUANCE AND SALE OF THE TRUST SECURITIES

    We have created each Empire Trust solely to:

    - issue and sell its trust securities (including the preferred securities and its common securities), which represent proportionate beneficial ownership interests in that Empire Trust and its assets;

    - use the proceeds from the sale of the trust securities to buy from us a series of our junior subordinated debentures, which, together with any cash received in respect of principal or interest on those debentures, will be the only assets of that Empire Trust;

    - maintain its status as a grantor trust for federal income tax purposes;
      and

    - engage in only those other activities necessary or convenient to accomplish the other purposes.

    Because the Empire Trusts' only assets will be junior subordinated debentures that we issue to them, our payments on those debt securities will be the only source of funds to be paid to purchasers or owners of the trust securities. Each of the Empire Trusts is a separate legal entity, so the assets of one will not be available to satisfy the obligations of the other or any other similar trust we may create.

    We will acquire and own all of the common securities of each Empire Trust. The common securities will have an aggregate liquidation amount of at least 3% of the total capital of each Empire Trust. The remainder, representing up to 97% of the ownership interests in each Empire Trust, will be preferred securities of that Empire Trust which may be sold to the public. The common securities and the preferred securities will have substantially the same terms, including the same priority of payment, and will receive proportionate payments from the Empire Trust in respect of distributions and payments upon liquidation, redemption or otherwise at the same times, with one exception: if we default on the corresponding junior subordinated debentures that we issue to the Empire Trust and do not cure the default within the times specified in the indenture governing our issuance of our junior subordinated debentures, our rights to payments as holder of the common securities will be subordinated to the rights of the holders of the preferred securities. See "Description of Preferred Securities--Subordination of Common Securities."

    Unless we say otherwise in the applicable prospectus supplement, each Empire Trust will have a term of approximately 50 years. However, an Empire Trust may dissolve earlier as provided in the trust agreement and the prospectus supplement.

    Each Empire Trust's business and affairs will be conducted by its trustees, whom we will appoint as holder of the common securities. Unless we say otherwise in the applicable prospectus supplement, the trustees for each Empire Trust will be:

    - Wells Fargo Bank Minnesota, National Association, as the property trustee;

    - The Bank of New York (Delaware) as the Delaware trustee; and

    - Two of our officers, as individual administrative trustees.

    We refer to all of these trustees collectively as the "issuer trustees." Wells Fargo Bank Minnesota, National Association, as property trustee, will act as sole indenture trustee under the trust agreement for purposes of compliance with the Trust Indenture Act. Unless we say otherwise in the applicable prospectus supplement, Wells Fargo Bank Minnesota, National Association will also act as trustee under our guarantee agreement relating to the preferred securities. See "Description of Guarantees" and "Description of Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts."

    As the holder of the common securities of an Empire Trust, we will ordinarily have the right to appoint, remove or replace the property trustee or the Delaware trustee for each Empire Trust. However, if we are in default with respect to the corresponding junior subordinated debentures issued to that Empire Trust (and we haven't cured that default within the time specified in the indenture), then the holders of a majority in liquidation amount of that Empire Trust's outstanding preferred securities will be entitled to appoint, remove or replace the property trustee and/or the Delaware trustee. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the administrative trustees; we retain that right exclusively as the holder of the common securities. The duties and obligations of each issuer trustee are governed by the trust agreement.

    Under the trust agreements, we promise to pay all fees and expenses related to each Empire Trust and the offering of the preferred securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of each Empire Trust, except obligations under the preferred securities and the common securities.

    The Empire Trusts have no separate financial statements. Separate financial statements would not be material to holders of the preferred securities because the Empire Trusts have no independent operations. They exist solely for the limited functions summarized above. We will guarantee the preferred securities as described later in this prospectus.

    The executive offices of each Empire Trust are located at c/o The Empire District Electric Company, 602 Joplin Street, Joplin, Missouri 64801, telephone number (417) 625-5100.

                                USE OF PROCEEDS

    The proceeds from the sale of the securities by us will be used as described in the prospectus supplement by which the securities are offered. Each Empire Trust will use all of the proceeds it receives from the sale of its trust securities (including both the preferred securities and the common securities) to purchase from us the corresponding junior subordinated debentures that will provide the funds for the trust's payments to purchasers of its trust securities.

                                EARNINGS RATIOS

    The ratio of earnings to fixed charges of Empire for each of the periods indicated is as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                  TWELVE MONTHS ENDED   ----------------------------------------------------
                                                  SEPTEMBER 30, 2000      1999       1998       1997       1996       1995
                                                  -------------------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges:.............         2.40x           2.70x       3.32      3.01x      3.11x      2.90x

    For purposes of calculating these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus the estimated interest portion of rent expense.

    The ratios for future periods will be included in our reports on Forms 10-K and 10-Q. These reports are incorporated by reference into this prospectus at the time they are filed.

                    DESCRIPTION OF UNSECURED DEBT SECURITIES

    The unsecured debt securities, including any junior subordinated debentures that we issue to an Empire Trust, will be our direct unsecured general obligations. The unsecured debt securities will be either senior unsecured debt securities, subordinated unsecured debt securities or junior subordinated unsecured debt securities. The unsecured debt securities will be issued in one or more series under the indenture between us and Wells Fargo Bank Minnesota, National Association, as trustee, and under a securities resolution (which may be in the form of a board resolution or a supplemental indenture) authorizing the particular series.

    We have summarized selected provisions of the indenture below. The summary is not complete. The indenture and a form of securities resolution are filed as exhibits to the registration statement of which this prospectus is a part. The securities resolution for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the indenture and the applicable securities resolution for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily find those provisions. The particular terms of any unsecured debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the unsecured debt securities described below and in the indenture. For a description of the terms of any series of unsecured debt securities, you should also review both the prospectus supplement relating to that series and the description of the unsecured debt securities set forth in this prospectus before making an investment decision.

GENERAL

    The indenture does not significantly limit our operations. In particular, it does not:

    - limit the amount of unsecured debt securities that we can issue under the indenture;

    - limit the number of series of unsecured debt securities that we can issue from time to time;

    - restrict the total amount of debt that we may incur; or

    - contain any covenant or other provision that is specifically intended to afford any holder of the unsecured debt securities special protection in the event of highly leveraged transactions or any other transactions resulting in a decline in our ratings or credit quality.

    As of the date of this prospectus, there are $100,000,000 of senior unsecured debt securities outstanding under the indenture. The ranking of a series of unsecured debt securities with respect to all of our other indebtedness will be established by the securities resolution creating the series. The junior subordinated debentures to be issued to the trusts will rank junior in right of payment to our unsecured debt and subordinated unsecured debt.

    Although the indenture permits the issuance of unsecured debt securities in other forms or currencies, the unsecured debt securities covered by this prospectus will only be denominated in U.S. Dollars in registered form without coupons, unless otherwise indicated in the applicable prospectus supplement.

TERMS

    A prospectus supplement and a securities resolution relating to the offering of any series of unsecured debt securities will include specific terms relating to the offering. The terms will include some or all of the following:

    - the designation, aggregate principal amount, currency or composite currency and denominations of the unsecured debt securities;

    - the price at which the unsecured debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

    - the maturity date and other dates, if any, on which the principal of the unsecured debt securities will be payable;

    - the interest rate or rates, if any, or method of calculating the interest rate or rates which the unsecured debt securities will bear;

    - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

    - the manner of paying principal and interest on the unsecured debt securities;

    - the place or places where principal and interest will be payable;

    - the terms of any mandatory or optional redemption of the unsecured debt securities by us, including any sinking fund;

    - the terms of any conversion or exchange right;

    - the terms of any redemption of unsecured debt securities at the option of holders;

    - any tax indemnity provisions;

    - if payments of principal or interest may be made in a currency other than U.S. Dollars, the manner for determining such payments;

    - the portion of principal payable upon acceleration of any discounted unsecured debt security (as described below);

    - whether and upon what terms unsecured debt securities may be defeased (which means that we would be discharged from our obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the unsecured debt securities of the series);

    - whether any events of default or covenants in addition to or instead of those set forth in the indenture apply;

    - provisions for electronic issuance of unsecured debt securities or for unsecured debt securities in uncertificated form;

    - the ranking of the unsecured debt securities, including the relative degree, if any, to which the unsecured debt securities of such series are subordinated to one or more other series of unsecured debt securities in right of payment, whether outstanding or not;

    - any provisions relating to extending or shortening the date on which the principal and premium, if any, of the unsecured debt securities of the series is payable;

    - any provisions relating to the deferral of payment of any interest;

    - if the series of debt securities is to be issued to an Empire Trust, the forms of the related trust agreement and guarantee agreement;

    - the additions or changes, if any, to the indenture with respect to that series of debt securities to permit or facilitate the issuance of that series of debt securities to an Empire Trust; and

    - any other terms not inconsistent with the provisions of the indenture, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the unsecured debt securities. (Section 2.01)

    We may issue unsecured debt securities of any series as registered unsecured debt securities, bearer unsecured debt securities or uncertificated unsecured debt securities, and in such denominations as we specify in the securities resolution and prospectus supplement for the series. (Section 2.01)

    In connection with its original issuance, no bearer unsecured debt security will be offered, sold or delivered to any location in the United States. We may deliver a bearer unsecured debt security in definitive form in connection with its original issuance only if a certificate in a form we specify to comply with United States laws and regulations is presented to us. (Section 2.04)

    A holder of registered unsecured debt securities may request registration of a transfer upon surrender of the unsecured debt security being transferred at any agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

    We may issue unsecured debt securities under the indenture as discounted unsecured debt securities to be offered and sold at a substantial discount from the principal amount of those unsecured debt securities. Special United States federal income tax and other considerations applicable to discounted unsecured debt securities will be described in the related prospectus supplement. A discounted unsecured debt security is an unsecured debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Sections 1.01 and 2.10)

CONVERSION AND EXCHANGE

    The terms, if any, on which unsecured debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating to the series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option. (Section 9.01)

CERTAIN COVENANTS

    Any restrictive covenants which may apply to a particular series of unsecured debt securities will be described in the related prospectus supplement.

RANKING OF UNSECURED DEBT SECURITIES

    The ranking of the unsecured debt securities issued under the indenture will be set forth in the applicable prospectus supplement. The unsecured debt securities will not be secured by any properties or assets and will represent our unsecured debt.

    Our first mortgage bonds, which are secured by substantially all of our property, will effectively rank senior to any of our unsecured debt securities to the extent of the value of the property so securing our first mortgage bonds. If we become bankrupt, liquidate or reorganize, the trustees for the first mortgage bonds could use this collateral property to satisfy our obligations under the first mortgage bonds before holders of unsecured debt securities would receive any payments. As of December 31, 2000 we had approximately
$246.3 million of outstanding first mortgage bonds.

SUCCESSOR OBLIGOR

    The indenture provides that, unless otherwise specified in the securities resolution establishing a series of unsecured debt securities, we will not consolidate with or merge into another company if we are not the survivor and we will not transfer all or substantially all of our assets to another company unless:

    - that company is organized under the laws of the United States or a state or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state;

    - that company assumes by supplemental indenture all of our obligations under the indenture, the unsecured debt securities and any coupons;

    - all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

    - immediately after the transaction no default exists under the indenture.

    In any case, the successor shall be substituted for us as if it had been an original party to the indenture, securities resolutions and unsecured debt securities. Thereafter the successor may exercise our rights and powers under the indenture, the unsecured debt securities and any coupons, and all of our obligations under those documents will terminate. (Section 5.01)

EXCHANGE OF UNSECURED DEBT SECURITIES

    Registered unsecured debt securities may be exchanged for an equal principal amount of registered unsecured debt securities of the same series and date of maturity in the denominations requested by the holders upon surrender of the registered unsecured debt securities at an agency we maintain for that purpose and upon fulfillment of all other requirements of the agent. The agent may require a holder to pay an amount sufficient to cover any taxes imposed on an exchange of registered unsecured debt securities. (Section 2.07)

DEFAULTS AND REMEDIES

    Unless the securities resolution establishing the series provides for different events of default, in which event the prospectus supplement will describe the change, an event of default with respect to a series of unsecured debt securities will occur if:

    - we default in any payment of interest on any unsecured debt securities of that series when the payment becomes due and payable and the default continues for a period of 60 days;

    - we default in the payment of the principal or premium, if any, of any unsecured debt securities of the series when those payments become due and payable at maturity or upon redemption, acceleration or otherwise;

    - we default in the payment or satisfaction of any sinking fund obligation with respect to any unsecured debt securities of the series as required by the securities resolution establishing the series and the default continues for a period of 60 days;

    - we default in the performance of any of our other agreements applicable to the series and the default continues for 90 days after the notice specified below;

    - pursuant to or within the meaning of any Bankruptcy Law (as defined below), we:

       --  commence a voluntary case,

       -- consent to the entry of an order for relief against us in an involuntary case,

       -- consent to the appointment of a custodian for us and for all or substantially all of our property, or

       --  make a general assignment for the benefit of our creditors;

    - a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that remains unstayed and in effect for 60 days and that:

       --  is for relief against us in an involuntary case,

       -- appoints a custodian for us and for all or substantially all of our property, or

       --  orders us to liquidate; or

    - there occurs any other event of default provided for in such series. (Section 6.01)

    The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

    A default under the indenture means any event which is, or after notice or passage of time would be, an event of default under the indenture. A default under the fourth bullet point above is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. (Section 6.01)

    If an event of default occurs under the indenture and is continuing on a series, the trustee by notice to us, or (except as provided in the next sentence) the holders of at least 25% in principal amount of the series by notice both to us and to the trustee, may declare the principal of and accrued interest on all the unsecured debt securities of the series to be due and payable immediately. In the case of a series issued to an Empire Trust, the applicable securities resolution and prospectus supplement will provide that if, upon an event of default, the trustee or the holders of not less than 25% in aggregate principal amount of the series fail to declare the principal of all the debt securities of that series to be immediately due and payable, then the holders of 25% in aggregate liquidation amount of the preferred securities then outstanding shall have the right to do so by notice to us and to the trustee. Discounted debt securities may provide that the amount of principal due upon acceleration is less than the stated principal amount.

    Except as provided in the next sentence, the holders of a majority in principal amount of a series of unsecured debt securities, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. In the case of a series of debt securities issued to an Empire Trust, the applicable securities resolution and prospectus supplement will provide that the holders of a majority in aggregate liquidation amount of the preferred securities then outstanding shall also have the right to rescind the acceleration and its consequences with respect to such series, subject to the same conditions set forth above.

    If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series. (Section 6.03)

    In the case of a series issued to an Empire Trust, the applicable securities resolution and prospectus supplement will provide that any holder of the related preferred securities of that Empire Trust shall have the right, upon the occurrence and continuance of an event of default with respect to the series following our failure to pay timely interest, principal or premium as described above, to sue us directly. In that lawsuit the holder of the related preferred securities can force us to pay to the holder the principal of, and premium, if any, and interest on, the debt securities having a principal amount equal to the aggregate liquidation amount of the preferred securities held by that holder.

    The trustee may require indemnity satisfactory to it before it performs any duty or exercises any right or power under the indenture or the unsecured debt securities which it reasonably believes may expose it to any loss, liability or expense. (Section 7.01) With some limitations, holders of a majority in principal amount of the unsecured debt securities of the series may direct the trustee in its exercise of any trust or power with respect to that series. (Section 6.05) Except in the case of default in payment on a series, the trustee may withhold notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. (Section 7.04) We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.
(Section 4.04)

    The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including our first mortgage bonds or any other series of unsecured debt securities issued under the indenture or otherwise, would not constitute an event of default under the indenture. A securities resolution, however, may provide for a cross-default provision. In that case, the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

    The indenture and the unsecured debt securities or any coupons of the series may be amended, and any default may be waived as follows:

    Unless the securities resolution provides otherwise, in which event the prospectus supplement will describe the revised provision, we and the trustee may amend the unsecured debt securities, the indenture and any coupons with the written consent of the holders of a majority in principal amount of the unsecured debt securities of all series affected voting as one class.
(Section 10.02) However, in the case of a series of debt securities issued to an Empire Trust, the applicable securities resolution and prospectus supplement will provide that we are not permitted to adopt an amendment that adversely affects the holders of the preferred securities in any material respect, and no termination of the indenture shall occur, without the prior consent of the holders of a majority in aggregate liquidation amount of the related series of preferred securities then outstanding unless and until the principal (and premium, if any) of the debt securities of that series and all accrued and unpaid interest thereon have been paid in full. Furthermore, in the case of a series issued to an Empire Trust, the applicable securities resolution and prospectus supplement will provide that no amendment can be made to the provision of the indenture allowing holders of preferred securities to sue directly following our failure to make timely payments on the debt securities as described above without the prior consent of the holder of each preferred security then outstanding unless and until the principal (and premium, if any) of the debt securities of the series and all accrued and unpaid interest thereon have been paid in full.

    Without the consent of each unsecured debt security holder affected, no amendment or waiver may:

    - reduce the principal amount of unsecured debt securities whose holders must consent to an amendment or waiver;

    - reduce the interest on or change the time for payment of interest on any unsecured debt security (except an election to defer interest in accordance with the applicable securities resolution);

    - change the fixed maturity of any unsecured debt security (subject to any right we may have retained in the securities resolution and described in the prospectus supplement);

    - reduce the principal of any non-discounted unsecured debt security or reduce the amount of the principal of any discounted unsecured debt security that would be due on acceleration thereof;

    - change the currency in which the principal or interest on an unsecured debt security is payable;

    - make any change that materially adversely affects the right to convert or exchange any unsecured debt security; or

    - change the provisions in the indenture relating to waiver of past defaults or relating to amendments with the consent of holders (except to increase the amount of unsecured debt securities whose holders must consent to an amendment or waiver or to provide that other provisions of the indenture cannot be amended or waived without the consent of each holder affected thereby).

    Without the consent of any unsecured debt security holder, we may amend the indenture or the unsecured debt securities:

    - to cure any ambiguity, omission, defect or inconsistency;

    - to provide for the assumption of our obligations to unsecured debt security holders by the surviving company in the event of a merger or consolidation requiring such assumption;

    - to provide that specific provisions of the indenture shall not apply to a series of unsecured debt securities not previously issued;

    - to create a series of unsecured debt securities and establish its terms;

    - to provide for a separate trustee for one or more series of unsecured debt securities; or

    - to make any change that does not materially adversely affect the rights of any unsecured debt security holder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Unsecured debt securities of a series may be defeased at any time in accordance with their terms and as set forth in the indenture and described briefly below, unless the securities resolution establishing the terms of the series otherwise provides. Any defeasance may terminate all of our obligations (with limited exceptions) with respect to a series of unsecured debt securities and the indenture ("legal defeasance"), or it may terminate only our obligations under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

    We may exercise our legal defeasance option even though we have also exercised our covenant defeasance option. If we exercise our legal defeasance option, that series of unsecured debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, that series of unsecured debt securities may not be accelerated by reference to any restrictive covenants which may be applicable to that particular series. (Section 8.01)

    To exercise either defeasance option as to a series of unsecured debt securities, we must:

    - irrevocably deposit in trust (the "defeasance trust") with the trustee under the indenture or another trustee money or United States government obligations;

    - deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited United States government obligations, without reinvestment, plus any deposited money without investment, will provide cash at the times and in the amounts necessary to pay the principal, premium, if any, and interest when due on all unsecured debt securities of the series to maturity or redemption, as the case may be; and

    - comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

United States government obligations are direct obligations of (a) the United States or (b) an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case
(a) or (b), have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option. It also includes certificates representing an ownership interest in such obligations. (Section 8.02)

CERTAIN PROVISIONS RELATING TO JUNIOR SUBORDINATED DEBENTURES ISSUED TO THE
  EMPIRE TRUSTS

    GENERAL. The junior subordinated debentures that we issue to an Empire Trust may be issued in one or more series under the indenture with terms corresponding to the terms of a series of preferred securities issued by that Empire Trust. Concurrently with the issuance of each Empire Trust's preferred securities, that Empire Trust will invest the proceeds from the sale of the preferred securities and the consideration we pay for the common securities in a series of corresponding junior subordinated debentures that we will issue to that Empire Trust.

    Each series of corresponding junior subordinated debentures:

    - will be unsecured;

    - will be in the principal amount equal to the aggregate stated liquidation amount of the preferred securities and the common securities of the Empire Trust; and

    - will rank equally with all other series of junior subordinated debt securities in terms of priority of payment.

    Unless provided otherwise in the prospectus supplement, holders of the preferred securities issued by an Empire Trust that owns a series of corresponding junior subordinated debentures will have the rights summarized above in connection with modifications to the indenture or upon occurrence of a trust event of default. See "--Amendments and Waivers" and "--Defaults and Remedies," above and "Relationship Among the Preferred Securities, the Corresponding Junior Subordinated Debentures and the Guarantees--Enforcement Rights of Holders of Preferred Securities."

    The prospectus supplement will describe specific terms relating to the corresponding junior subordinated debentures.

    Unless otherwise specified in the applicable prospectus supplement, we will covenant, as to each series of corresponding junior subordinated debentures:

    - to maintain, directly or indirectly, 100% ownership of the common securities of the Empire Trust to which the corresponding junior subordinated debentures have been issued (provided that certain successors which are permitted pursuant to the indenture may succeed to our ownership of the common securities);

    - not to voluntarily dissolve, wind-up or liquidate any Empire Trust, except:

       -- in connection with a distribution of the junior subordinated debentures to the holders of the preferred securities in liquidation of the Empire Trust; or

       -- in connection with certain mergers, consolidations or amalgamations permitted by the related trust agreement; and

    - to use our reasonable efforts, consistent with the terms and provisions of the related trust agreement, to cause such Empire Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

For additional covenants relating to payment of expenses of the Empire Trusts, see "Description of Preferred Securities--Payment of Expenses."

    OPTION TO EXTEND INTEREST PAYMENT DATE. Unless otherwise stated in the applicable prospectus supplement, we will have the right at any time and from time to time during the term of any series of corresponding junior subordinated debentures to defer payments of interest for a specified number of consecutive interest payment, or extension, periods. No extension period may extend beyond the maturity date of that series of corresponding junior subordinated debentures. We may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or at a redemption date, we will be obligated to pay all interest accrued and unpaid (together with interest on the unpaid interest to the extent permitted by applicable law). United States federal income tax consequences and special considerations applicable to any corresponding junior subordinated debentures for which an extension period has been elected will be described in the applicable prospectus supplement. During any extension period, or while we are in default, we will be restricted in our ability to make payments or incur obligations related to our capital stock or debt securities ranking equal to or below the junior subordinated debentures.

    Prior to the termination of any extension period, we may further extend the interest payment period. However, the deferral period, together with all prior and further extensions, may not exceed 20 consecutive quarters or extend beyond the maturity date of the junior subordinated debentures. After the termination of any deferral period and the payment of all amounts due, we may decide to begin a new deferral period, subject to the above requirements.

    If the property trustee is the sole holder of the series of junior subordinated debentures held by an Empire Trust, we will give the administrative trustee and the property trustee notice of our selection of any deferral period at least one business day prior to the earlier of:

    - the next date distributions on the preferred securities are payable; or

    - the date such Empire Trust is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the preferred securities of the record date or the date any distribution is payable.

    If the property trustee is not the sole holder of the series of junior subordinated debentures, we will give the debenture holders notice of our selection of any deferral period at least ten business days prior to the earlier of:

    - the next interest payment date; or

    - the date upon which we are required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the junior subordinated debentures of the record or payment date of any related interest payment.

    REDEMPTION. The junior subordinated debentures and the applicable securities resolution will provide the terms upon which we can redeem the junior subordinated debentures at our option, and will specify a date prior to which we will not be allowed to redeem the junior subordinated debentures, and after which we will have the right to redeem the junior subordinated debentures, in whole or in part, upon not less than 30 days' nor more than 60 days' notice to the holder of the junior subordinated debentures at a redemption price or prices stated in the applicable prospectus supplement.

    If the junior subordinated debentures are redeemed only in part, they will be redeemed pro rata or by lot or by any other method selected by the trustee. If a partial redemption of the corresponding junior subordinated debentures would result in delisting of the preferred securities issued by an Empire Trust from any national securities exchange or other self-regulatory organization on which the preferred securities are then listed, we will not be permitted to effect a partial redemption and may only redeem the corresponding junior subordinated debentures as a whole.

    Except as otherwise specified in the applicable prospectus supplement and subject to the provisions of the applicable securities resolution, if a Tax Event (as defined below) or an Investment Company Event (as defined below) in respect of an Empire Trust occurs and is continuing, we have the option to redeem the corresponding junior subordinated debentures held by that Empire Trust, in whole but not in part, at any time within 90 days thereafter. If the applicable Empire Trust is the holder of all outstanding corresponding junior subordinated debentures, the proceeds of the redemption will be used by that Empire Trust to redeem the corresponding preferred securities and common securities in accordance with their terms.

    "Tax Event" means that the applicable Empire Trust will have received an opinion of counsel (which may also be counsel to us or an affiliate) experienced in such matters to the effect that, as a result of any

    - amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority, or

    - official administrative written decision, pronouncement or action or judicial decision interpreting or applying such laws or regulations,

in each case which amendment or change is effective or which proposed change, pronouncement, action or decision is announced on or after the date of issuance of the applicable series of junior subordinated debentures pursuant to the applicable securities resolution, there is more than an insubstantial risk that:

    - the Empire Trust is, or will be within 90 days of the date of the opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

    - interest we pay on the corresponding junior subordinated debentures is not, or will not be within 90 days of the date of the opinion of counsel, deductible, in whole or in part, for United States federal income tax purposes; or

    - the Empire Trust is, or will be within 90 days of the date of the opinion of counsel, subject to more than a DE MINIMIS amount of other taxes, duties or other governmental charges.

    "Investment Company Event" means that the applicable Empire Trust will have received an opinion of counsel (which may also be counsel to us or an affiliate) experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority on or after the date of original issuance of the preferred securities by the Empire Trust, the Empire Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended.

    RESTRICTIONS ON CERTAIN PAYMENTS. Unless otherwise provided in the applicable prospectus supplement, we will promise, as to each series of junior subordinated debentures issued to an Empire Trust, that we and our subsidiaries will not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, or

    - make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank equally with or junior in interest to the junior subordinated debentures, or

    - make any guarantee payments with respect to any of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior in interest to the junior subordinated debentures other than:

    - dividends or distributions payable in our common stock;

    - redemptions or purchases of any rights pursuant to our shareholder rights plan, if any, or any successor rights agreement, and the declaration of a dividend of rights or the issuance of stock under a rights agreement in the future;

    - payments under any guarantee relating to the preferred securities of the Empire Trusts;

    - purchases of common stock related to the issuance of common stock under any benefit plans for our directors, officers or employees;

    - obligations under any dividend reinvestment plan or stock purchase plan;
      and

    - purchases of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of a security being converted or exchanged for our capital stock.

    These restrictions apply only if:

    - at that time we have actual knowledge that an event has occurred that
      (a) with the giving of notice or the lapse of time, or both, would constitute an event of default under the indenture with respect to the junior subordinated debentures of that series and (b) we shall not have taken reasonable steps to cure the event, or

    - the corresponding junior subordinated debentures are held by an Empire Trust which is the issuer of a series of related preferred securities, and we are in default with respect to payment of any obligations under the guarantee relating to those preferred securities, or

    - we shall have given notice of our selection of a deferral of interest extension period as provided pursuant to the securities resolution with respect to the corresponding junior subordinated debentures and shall not have rescinded the notice, or the extension period shall be continuing.

REGARDING THE TRUSTEE

    Wells Fargo Bank Minnesota, National Association will act as trustee and registrar for unsecured debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, Wells Fargo will also act as transfer agent and paying agent with respect to the unsecured debt securities. (Section 2.03) We may remove the trustee with or without cause if we so notify the trustee three months in advance and if no default occurs during the three-month period. (Section 7.07)

                      DESCRIPTION OF PREFERRED SECURITIES

    The following section describes the general terms and provisions of the preferred securities to which any prospectus supplement may relate. The particular terms of the preferred securities offered by an Empire Trust and the extent to which any of these general provisions do not apply to its preferred securities will be described in the prospectus supplement relating to that Empire Trust and its preferred securities.

    Under the terms of the trust agreement for each Empire Trust, the administrative trustees are authorized to issue the preferred securities and the common securities on behalf of the Empire Trust. The preferred securities will represent undivided beneficial ownership interests in the assets of the Empire Trust. The holders of the preferred securities will be entitled to a preference over holders of the common securities of the Empire Trust in certain circumstances with respect to distributions and amounts payable on redemption or liquidation. Holders of preferred securities will also have certain other benefits as described in the trust agreement.

    We have summarized selected provisions of the preferred securities and each trust agreement below. This summary is not complete. The form of trust agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the form of trust agreement for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act. Each of the Empire Trusts is a legally separate entity, and the assets of one are not available to satisfy the obligations of the other.

GENERAL

    The preferred securities of an Empire Trust will rank equally, and payments on the preferred securities will be made pro rata, with the common securities of that Empire Trust except as described under "--Subordination of Common Securities." Legal title to the corresponding junior subordinated debentures will be held by the property trustee in trust for the benefit of the holders of the related preferred securities and for us as holder of the common securities. Each guarantee agreement we execute for the benefit of the holders of an Empire Trust's preferred securities will be a guarantee on a junior subordinated basis with respect to the related preferred securities but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the related Empire Trust does not have funds available to make such payments. See "Description of Guarantees."

DISTRIBUTIONS

    Distributions on the preferred securities will be cumulative, will accumulate from the date of original issuance and will be payable on the dates specified in the applicable prospectus supplement. Except as specified in the applicable prospectus supplement, if any date on which distributions are payable on the preferred securities is not a business day, payment of the distribution will be made on the next succeeding day that is a business day (without any interest or other payment in respect to the delay), with the same force and effect as if made on the originally specified date. However, if the next business day is in the next calendar year, payment of distributions will be made on the preceding business day. Each date on which distributions are payable is referred to in this prospectus as a distribution date.

    An Empire Trust's preferred securities represent undivided beneficial ownership interests in the assets of that Empire Trust. The distributions on each preferred security will be payable at a rate specified in the prospectus supplement for that preferred security. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months unless otherwise specified in the applicable prospectus supplement. Distributions to which holders of preferred securities are entitled will accumulate additional distributions at the rate per annum specified in the applicable prospectus supplement. Distributions on preferred securities as used in this prospectus includes any additional distributions unless otherwise stated.

    The revenue of each Empire Trust available for distribution to holders of its preferred securities will be limited to payments under the corresponding junior subordinated debentures it owns. Each Empire Trust will invest the proceeds from the issuance and sale of its trust securities in the corresponding junior subordinated debentures, and it will have no other assets. See "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts." If we do not make interest payments on the corresponding junior subordinated debentures, the property trustee will not have funds available to pay distributions on the related preferred securities. We have guaranteed the payment of distributions (if and to the extent the Empire Trusts have funds legally available for the payment of distributions and cash sufficient to make the payments) on a limited basis as set forth herein under "Description of Guarantees."

    Distributions on the preferred securities will be payable to the holders as they appear on the register of the Empire Trusts on the relevant record dates, which, as long as the preferred securities remain in book-entry form, will be one business day prior to the relevant distribution date. Subject to any applicable laws and regulations and to the provisions of the applicable trust agreement, each distribution payment will be made as described in the applicable prospectus supplement. In the event any preferred securities are not in book-entry form, the relevant record date for such preferred securities shall be a date at least 15 days prior to the relevant distribution date, as specified in the applicable prospectus supplement.

PAYMENT OF EXPENSES

    Pursuant to the trust agreements, we have agreed to pay all debts and obligations (other than distributions on the trust securities) and all costs and expenses of the Empire Trusts and to pay any and all taxes, duties, assessments or other governmental charges (other than United States withholding taxes) imposed by the United States or any other taxing authority. This includes, but is not limited to, all costs and expenses relating to the organization of the Empire Trusts, the fees and expenses of the property trustee, the Delaware trustee and the administrative trustees and all costs and expenses relating to the operation of the Empire Trusts. As a result, the net amounts received and retained by an Empire Trust after paying these fees, expenses, debts and obligations will be equal to the amounts that Empire Trust would have received and retained had no fees, expenses, debts and obligations been incurred by or imposed on it. Our promise to pay these obligations is for the benefit of, and shall be enforceable by, any creditor to whom the fees, expenses, debts and obligations are owed, whether or not the creditor has received notice of the promise. Any creditor may enforce these obligations directly against us, and we have agreed to irrevocably waive any right or remedy that would otherwise require that any creditor take any action against the Empire Trusts or any other person before proceeding against us. We will execute such additional agreements as may be necessary to give full effect to these promises.

REDEMPTION OR EXCHANGE

    If we repay or redeem, in whole or in part, any junior subordinated debentures that have been issued to an Empire Trust, whether at maturity or earlier, the proceeds from the repayment or redemption shall be applied by the property trustee to redeem a like amount of the trust securities. The property trustee will give not less than 30 nor more than 60 days' notice, and the redemption price will be equal to the sum of:

    - the aggregate liquidation amount of the trust securities being redeemed; plus

    - accumulated but unpaid distributions on the redeemed trust securities to the date of redemption; plus

    - the related amount of the premium, if any, that we pay upon the concurrent redemption of corresponding junior subordinated debentures.

See "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts--Redemption."

    If we are repaying or redeeming less than all of any series of junior subordinated debentures on a redemption date, then the proceeds from the repayment or redemption shall be allocated to redeem the related trust securities pro rata. The amount of premium, if any, that we pay to redeem all or any part of any series of any corresponding junior subordinated debentures will also be allocated to the redemption pro rata of the related trust securities.

    We will have the right to redeem any series of junior subordinated debentures:

    - subject to the conditions described under "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts--Redemption;" or

    - as may be otherwise specified in the applicable prospectus supplement.

    We have the right to dissolve an Empire Trust at any time and, after satisfaction of any liabilities to creditors of that Empire Trust as provided by applicable law, to cause the corresponding junior subordinated debentures owned by that Empire Trust to be distributed to the holders of the related preferred securities and common securities in liquidation of that Empire Trust.

    If provided in the applicable prospectus supplement, we will have the right to extend or shorten the maturity of any series of junior subordinated debentures at the time that we exercise our right to elect to dissolve an Empire Trust and cause the corresponding junior subordinated debentures to be distributed to the holders of the related preferred securities and common securities in liquidation of that Empire Trust. However, we can extend the maturity only if the conditions specified in the applicable prospectus supplement are met at the time the election is made and at the time of the extension.

    After the liquidation date fixed for any distribution of corresponding junior subordinated debentures to the holders of any series of preferred securities:

    - that series of preferred securities will no longer be deemed to be outstanding;

    - The Depository Trust Company (DTC) or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificates representing the corresponding junior subordinated debentures to be delivered in the distribution; and

    - any certificates representing that series of preferred securities not held by DTC or its nominee will be deemed to represent the corresponding junior subordinated debentures having a principal amount equal to the stated liquidation amount of that series of preferred securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on that series of preferred securities until the certificates are presented to the administrative trustees or their agent for transfer or reissuance.

    We cannot predict the market prices for the preferred securities or the corresponding junior subordinated debentures that may be distributed in exchange for preferred securities. As a result, the preferred securities that an investor may purchase, or the corresponding junior subordinated debentures that an investor may receive on dissolution and liquidation of an Empire Trust, may trade at a lower price than the investor paid to purchase the preferred securities.

REDEMPTION AND EXCHANGE PROCEDURES

    Any preferred securities that are redeemed on any redemption date will receive the redemption price from the contemporaneous redemption of the corresponding junior subordinated debentures.

Redemptions of the preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the related Empire Trust has funds on hand available for the payment of such redemption price. See "--Subordination of Common Securities."

    If an Empire Trust gives a notice of redemption in respect of its preferred securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, the property trustee will deposit irrevocably with DTC funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to the holders of such preferred securities. If the preferred securities are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders thereof upon surrender of their certificates evidencing the preferred securities.

    Nevertheless, distributions payable on or prior to the redemption date for any preferred securities called for redemption shall be payable to the holders of such preferred securities on the relevant record dates for the related distribution dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of the preferred securities called for redemption will cease, except the right of the holders of the preferred securities to receive the redemption price, but without interest on the redemption price, and the preferred securities will cease to be outstanding.

    Except as specified in the applicable prospectus supplement, in the event that any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay). However, if the next business day is in the next calendar year, the redemption price will be payable on the preceding business day. In the event that payment of the redemption price in respect of preferred securities called for redemption is improperly withheld or refused and not paid either by the applicable Empire Trust or by us pursuant to the guarantee as described under "Description of Guarantees," then:

    - distributions on those preferred securities will continue to accrue at the then applicable rate, from the redemption date originally established by the Empire Trust for those preferred securities to the date the redemption price is actually paid; and

    - the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

    Subject to applicable law (including, without limitation, United States federal securities law), we or our subsidiaries may at any time and from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement.

    Payment of the redemption price on the preferred securities and any distribution of corresponding junior subordinated debentures to holders of preferred securities will be made to the applicable record holders thereof as they appear on the register for the preferred securities on the relevant record date. Except as provided in the next sentence, the record date will be one business day prior to the relevant redemption date or liquidation date, as applicable. However, if any preferred securities are not in book-entry form, the relevant record date for those preferred securities shall be a date at least
15 days prior to the redemption date or liquidation date, as applicable, as specified in the applicable prospectus supplement.

    If less than all of the preferred securities and common securities issued by an Empire Trust are to be redeemed on a redemption date, then the aggregate liquidation amount of preferred securities and common securities to be redeemed shall be allocated pro rata to the preferred securities and the common securities based upon the relative liquidation amounts of the two classes. The particular preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to

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
the redemption date by the property trustee from the outstanding preferred securities not previously called for redemption. The property trustee shall promptly notify the trust registrar in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of trust securities to be redeemed at the holder's registered address. Unless we default in payment of the redemption price on the corresponding junior subordinated debentures, on and after the redemption date interest ceases to accrue on the corresponding junior subordinated debentures or portions thereof (and distributions cease to accrue on the related preferred securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

    Payment of distributions on, and the redemption price of, each Empire Trust's preferred securities and common securities, as applicable, generally shall be made pro rata based on the liquidation amount of the preferred securities and of the common securities. However, if on any distribution date or redemption date an event of default with respect to any corresponding junior subordinated debenture shall have occurred and be continuing, then:

    - neither we nor the Empire Trust shall pay any distribution on, or redemption price of, any of the Empire Trust's common securities, and neither we nor the Empire Trust shall make any other payment on account of the redemption, liquidation or other acquisition of such common securities, unless

       -- all accumulated and unpaid distributions on all of the Empire Trust's outstanding preferred securities are paid in cash for all distribution periods terminating on or prior to any payment on the common securities, and

       -- in the case of a payment of the redemption price, the full amount of the redemption price on all of the Empire Trust's outstanding preferred securities then called for redemption shall have been paid or provided for; and

    - all funds available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or redemption price of, the Empire Trust's preferred securities then due and payable.

    In the case of any event of default with respect to any corresponding junior subordinated debentures, we (as holder of the Empire Trust's common securities) will be deemed to have waived any right to act with respect to the event of default under the applicable trust agreement until the effect of all events of default with respect to such preferred securities has been cured, waived or otherwise eliminated. Until any events of default under the applicable trust agreement with respect to the preferred securities have been cured, waived or otherwise eliminated, the property trustee is required to act solely on behalf of the holders of the preferred securities and not on our behalf as holder of the Empire Trust's common securities, and only the holders of such preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    Pursuant to each trust agreement, each Empire Trust shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of:

    - specified events relating to our bankruptcy, dissolution or liquidation;

    - our written direction, as depositor, to the property trustee to dissolve the Empire Trust and distribute the corresponding junior subordinated debentures to the holders of the preferred securities in exchange for the preferred securities (which direction is optional and wholly within our discretion as depositor);

    - the redemption of all of the Empire Trust's trust securities; and

    - the entry of an order for the dissolution of the Empire Trust by a court of competent jurisdiction.

    If an early dissolution occurs in any manner except by the redemption of all of the trust securities, then the Empire Trust will be liquidated by the issuer trustees as expeditiously as the issuer trustees determine to be possible. Except as provided in the next sentence, the issuer trustees shall distribute (after satisfaction of any liabilities to creditors of such Empire Trust as provided by applicable law) to the holders of such trust securities a like amount of the corresponding junior subordinated debentures. However, if such a distribution is determined by the property trustee not to be practical, the holders of the trust securities will be entitled to receive out of the assets of the Empire Trust available for distribution to holders (after satisfaction of any liabilities to creditors of such Empire Trust as provided by applicable law) a liquidation distribution in an amount equal to, in the case of holders of preferred securities, the aggregate of the liquidation amount plus accrued and unpaid distributions thereon to the date of payment. If the liquidation distribution can be paid only in part because the Empire Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Empire Trust on its preferred securities will be paid on a pro rata basis.

    As the holder of the Empire Trust's common securities, we will be entitled to receive distributions upon any liquidation pro rata with the holders of its preferred securities. However, if an event of default relating to the corresponding junior subordinated debentures has occurred and is continuing, the preferred securities will have a priority over the common securities.

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes a trust "event of default" under each trust agreement with respect to the preferred securities issued thereunder (whatever the reason for the trust event of default):

    - the occurrence of an event of default with respect to a corresponding series of junior subordinated debentures issued under the indenture to the trust (see "Description of Unsecured Debt Securities--Defaults and Remedies"); or

    - default by the property trustee in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 60 days; or

    - default by the property trustee in the payment of any redemption price of any trust security when it becomes due and payable; or

    - default in the performance, or breach, in any material respect, of any covenant or warranty of the issuer trustees in the trust agreement (other than a default in the payment of any distribution or any redemption price as provided above), and continuation of that default or breach for a period of 90 days after there has been given, by registered or certified mail, to the defaulting issuer trustee or trustees by the holders of at least 25% in aggregate liquidation preference of the outstanding preferred securities of the applicable Empire Trust, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "notice of default" under the trust agreement; or

    - the occurrence of specified events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

    Within 90 days after the occurrence of any trust event of default actually known to the property trustee, the property trustee is required to transmit notice of the trust event of default to the holders of the Empire Trust's preferred securities, to the administrative trustees and to us, as depositor, unless the trust event of default shall have been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we each are in compliance with all the conditions and covenants applicable to us under each trust agreement.

    If an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the preferred securities shall have a preference over the common securities upon termination of the Empire Trust as described above. See "--Liquidation Distribution upon Dissolution." The existence of a trust event of default does not entitle the holders of preferred securities to cause the redemption of the preferred securities.

REMOVAL OF ISSUER TRUSTEES

    We as the holder of the common securities may remove an administrative trustee at any time. Unless an event of default with respect to a corresponding junior subordinated debenture shall have occurred and be continuing, we as the holder of the common securities may also remove the property trustee or the Delaware trustee at any time. If a trust event of default resulting from an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding preferred securities. In no event will the holders of the preferred securities have the right to vote to appoint, remove or replace the administrative trustees; that right belongs exclusively to us as the holder of the common securities. No resignation or removal of an issuer trustee and no appointment of a successor trustee will be effective until the successor trustee accepts its appointment in accordance with the provisions of the applicable trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless a trust event of default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we and the administrative trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable trust agreement. In case an event of default with respect to a corresponding junior subordinated debenture has occurred and is continuing, the property trustee alone will have power to make such an appointment.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

    Any corporation into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such trustee, shall be the successor of such trustee under the trust agreement, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, CONVERSIONS, AMALGAMATIONS OR REPLACEMENTS OF THE EMPIRE TRUSTS

    An Empire Trust may not merge with or into, consolidate, convert into, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below, as described in "--Liquidation Distribution upon Dissolution" or as described in the prospectus supplement with respect to the preferred securities. An Empire Trust may, at our request, with the consent of the administrative trustees and without the consent of the property trustee, the Delaware trustee or the holders of the preferred securities, merge with or into, consolidate, convert into, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state; provided, that:

    - the successor entity either (a) expressly assumes all of the obligations of the Empire Trust with respect to the preferred securities or
      (b) substitutes for the preferred securities other successor securities having substantially the same terms as the preferred securities so long as the successor securities rank the same as the preferred securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

    - we expressly appoint a trustee of such successor entity possessing the same powers and duties as the property trustee as the holder of the corresponding junior subordinated debentures;

    - the successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the preferred securities are then listed, if any;

    - the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not cause the preferred securities (including any successor securities) to be downgraded by a nationally recognized statistical rating organization;

    - the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

    - the successor entity has a purpose substantially similar to that of the Empire Trust;

    - prior to the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel to the Empire Trust experienced in such matters to the effect that

       -- the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and

       -- following the merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease, neither the Empire Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

    - we or any permitted successor or assignee owns all of the common securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

    Notwithstanding the general provisions described above, an Empire Trust shall not, except with the consent of holders of 100% in liquidation amount of the preferred securities, merge with or into, consolidate, convert into, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer or lease would cause the Empire Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF EACH TRUST AGREEMENT

    The holders of the preferred securities will have only the voting rights described below and under "Description of Guarantees--Amendments and Assignment," plus any voting rights required by law. Each trust agreement may be amended from time to time by us, the property trustee and the administrative trustees, without the consent of the holders of the preferred securities:

    - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to address matters or questions arising under the trust agreement in a way which is consistent with the other provisions of the trust agreement; or

    - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the Empire Trust will be classified for United States federal income tax purposes as a grantor trust or to ensure that the Empire Trust will not be required to register as an "investment company" under the Investment Company Act.

However, in the case of the second bullet point above, the action must not adversely affect in any material respect the interests of any holder of trust securities. Any amendment of the trust agreement becomes effective when we give notice of the amendment to the holders of the trust securities.

    Each trust agreement may be amended by us and the issuer trustees with:

    - the consent of holders representing a majority (based upon liquidation amounts) of the outstanding trust securities; and

    - receipt by the issuer trustees of an opinion of counsel experienced in such matters to the effect that the amendment or the exercise of any power granted to the issuer trustees in accordance with the amendment will not affect the Empire Trust's status as a grantor trust for United States federal income tax purposes or the Empire Trust's exemption from status as an "investment company" under the Investment Company Act.

    However, without the consent of each holder of trust securities, no amendment may:

    - change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date; or

    - restrict the right of a holder of trust securities to sue for the enforcement of any distribution payment.

    The property trustee is required to notify each holder of preferred securities whenever the property trustee is notified of a default with respect to the corresponding junior subordinated debentures. Furthermore, so long as any junior subordinated debentures are held by the property trustee, the issuer trustees are not permitted to:

    - direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or execute any trust or power conferred on the property trustee with respect to the corresponding junior subordinated debentures;

    - waive any past default that is waivable under the indenture governing the junior subordinated debentures;

    - exercise any right to rescind or annul a declaration that the principal of all the corresponding junior subordinated debentures shall be due and payable; or

    - give a required consent to any amendment, modification or termination of the indenture, the applicable securities resolution or the corresponding junior subordinated debentures unless, in each case, they first obtain the approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities. However, where the indenture requires the consent of each affected holder of corresponding junior subordinated debentures, the property trustee cannot give the consent without first obtaining the consent of each holder of the related preferred securities. The issuer trustees cannot revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities.

    In addition to obtaining approval of the holders of the preferred securities as described above, the issuer trustees are required to obtain an opinion of counsel to the effect that the proposed action will not cause the Empire Trust to be classified as a corporation for United States federal income tax purposes.

    Any required approval of holders of preferred securities may be given either at a meeting of holders of preferred securities or by a written consent. The property trustee must notify record holders of preferred securities of any meeting in the manner set forth in each trust agreement.

    No vote or consent of the holders of preferred securities will be required for an Empire Trust to redeem and cancel its preferred securities in accordance with the applicable trust agreement.

    Whenever holders of preferred securities are entitled to vote or consent under any of the circumstances described above, neither we nor the issuer trustees will be permitted to vote. For purposes of any vote or consent, any of the preferred securities that we own (or that are owned by the issuer trustees or our affiliates) will be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

    The depositary for the preferred securities will make payments in respect of the preferred securities by crediting the relevant accounts at the depositary on the applicable distribution dates. If any Empire Trust's preferred securities are not held by the depositary, then the paying agent will mail checks to registered holders of the preferred securities as their addresses appear on its register. Unless otherwise specified in the applicable prospectus supplement, the paying agent shall initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and to us. The paying agent can resign upon 30 days' written notice to the property trustee and to us. If the property trustee resigns as paying agent, the administrative trustees will appoint a bank or trust company acceptable to the administrative trustees and to us to act as paying agent.

REGISTRAR AND TRANSFER AGENT

    Unless otherwise specified in the applicable prospectus supplement, the property trustee will act as registrar and transfer agent for the preferred securities.

    Each Empire Trust will register transfers of preferred securities without charge, but will require payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Empire Trusts will not register transfers of preferred securities after the relevant preferred securities are called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The property trustee undertakes to perform only the duties that are specifically set forth in each trust agreement, other than during the continuance of a trust event of default. After a trust event of default, the property trustee is required to exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee has no obligation to exercise any of its powers under the applicable trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur by doing so. If no trust event of default has occurred and is continuing and the property trustee is required to decide between alternative courses of action, construe ambiguous provisions in the applicable trust agreement or is unsure of the application of any provision of the applicable trust agreement, then we will have the right to tell the property trustee which action to take unless the matter is one on which holders of preferred securities are entitled to vote. If we don't give any directions, the property trustee will take whatever action it deems advisable and in the best interests of the holders of the trust securities. In this event, the property trustee will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The administrative trustees are authorized and directed to operate the Empire Trusts in such a way that:

    - no Empire Trust will be:

       -- deemed to be an "investment company" required to be registered under the Investment Company Act; or

       -- classified as an association taxable as a corporation for United States federal income tax purposes; and

    - the corresponding junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes.

We and the administrative trustees are authorized to take any lawful action (consistent with the certificate of trust of each Empire Trust and each trust agreement) that we and the administrative trustees determine in our discretion to be necessary or desirable for these purposes, as long as the action does not materially and adversely affect the interests of the holders of the related preferred securities.

    Holders of the preferred securities have no preemptive or similar rights.

    No Empire Trust may borrow money or issue debt or mortgage or pledge any of its assets.

                           DESCRIPTION OF GUARANTEES

    When the trust securities are issued, we will execute and deliver a guarantee agreement for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wells Fargo Bank Minnesota, National Association will act as guarantee trustee under the guarantee for the purposes of compliance with the Trust Indenture Act, and will hold the guarantee for the benefit of the holders of the related Empire Trust's preferred securities.

    We have summarized certain provisions of the guarantees below. This summary is not complete. The form of the guarantee agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read the guarantee agreement for provisions that may be important to you. Reference in this summary to preferred securities means that Empire Trust's preferred securities to which the guarantee relates.

GENERAL

    We will promise to pay the guarantee payments to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Empire Trust may have or assert other than the defense of payment. The guarantee will rank equal to the corresponding junior subordinated debentures and will be junior and subordinated to our senior debt and subordinated debt. The guarantee payments include the following, to the extent not paid by or on behalf of the related Empire Trust:

    - any accumulated and unpaid distributions required to be paid on the preferred securities, but only if and to the extent that the Empire Trust has funds on hand available for the distributions at that time;

    - the redemption price with respect to any preferred securities called for redemption, if and to the extent that the Empire Trust has funds on hand available to pay the redemption price at that time; and

    - upon a voluntary or involuntary dissolution, winding up or liquidation of the Empire Trust (unless the corresponding junior subordinated debentures are distributed to the holders of the preferred securities), the lesser of:

       --  the liquidation distribution; and

       -- the amount of assets of the Empire Trust remaining available for distribution to holders of preferred securities.

    Our obligation to make a guarantee payment may be satisfied either by our direct payment of the required amounts to the holders of the applicable preferred securities or by causing the Empire Trust to pay them.

    Each guarantee will be an irrevocable guarantee on a junior subordinated basis of the related Empire Trust's obligations under the preferred securities, but will apply only to the extent that the related Empire Trust has funds sufficient to make the required payments. The guarantee is a guarantee of payment, not a guarantee of collection. If we do not make interest payments on the corresponding junior subordinated debentures held by an Empire Trust, that Empire Trust will not be able to pay distributions on the preferred securities. See "--Status of the Guarantees" and "Description of Unsecured Debt Securities--Ranking of Unsecured Debt Securities." See the prospectus supplement relating to any offering of preferred securities.

    We have also agreed to guarantee the obligations of the Empire Trusts with respect to the common securities to the same extent as the guarantee to holders of the preferred securities. However, if there is an event of default with respect to the corresponding junior subordinated debentures, holders of preferred securities will have priority over holders of common securities.

    Our obligations described herein and in any accompanying prospectus supplement, through the applicable guarantee agreement, the applicable trust agreement, the corresponding junior subordinated debentures, and the applicable securities resolution under the indenture, taken together, constitute our full, irrevocable and unconditional guarantee of payments due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Empire Trust's obligations under the preferred securities. See "Information About the Empire Trusts," "Description of Preferred Securities," and "Description of Unsecured Debt Securities--Certain Provisions Relating to Junior Subordinated Debentures Issued to the Empire Trusts."

STATUS OF THE GUARANTEES

    Each guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior debt and subordinated debt.

    Each guarantee will rank equally with all other similar guarantees we issue relating to preferred securities issued by the Empire Trusts. Each guarantee will constitute a guarantee of payment and not of collection (I.E., the guaranteed party may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first suing anyone else). Each guarantee will be held for the benefit of the holders of the related preferred securities. Each guarantee will be discharged only by payment of the guarantee payments in full (to the extent not paid by the Empire Trust) or by distribution of the corresponding junior subordinated debentures to the holders of the preferred securities. None of the guarantees places a limitation on the amount of additional senior indebtedness or subordinated indebtedness that we may incur. We expect from time to time to incur additional indebtedness constituting senior indebtedness or subordinated indebtedness.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of the related preferred securities in any material respect (in which case no vote will be required), no guarantee may be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the related outstanding preferred securities. The manner of obtaining any required approval will be as set forth under "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement." All guarantees and agreements contained in each guarantee agreement will bind our successors, assigns, receivers, trustees and representatives and will benefit the holders of the related preferred securities then outstanding.

EVENTS OF DEFAULT

    We will be in default under any guarantee agreement if (a) we don't make required payments or (b) we are notified that we haven't performed some other obligation and have not cured that failure within 90 days.

    The holders of a majority in aggregate liquidation amount of the related preferred securities have the right:

    - to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee agreement; or

    - to direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

Holders of a majority in aggregate liquidation amount of the related preferred securities also have the right to waive any past event of default and its consequences.

    Any holder of the preferred securities may institute a legal proceeding directly against us to enforce the Empire Trust's rights under the guarantee agreement without first instituting a legal proceeding against the Empire Trust, the guarantee trustee or anyone else.

    As guarantor, we are required to file annually with the guarantee trustee a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee agreement.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The guarantee trustee promises to perform only the duties that are specifically set forth in each guarantee agreement, other than during the occurrence and continuance of a default by us in performance of any guarantee. After we default and while the default continues, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by any guarantee agreement at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur by doing so.

TERMINATION OF THE GUARANTEES

    Each guarantee will terminate upon full payment of the redemption price of the related preferred securities, upon full payment of the amounts payable upon liquidation of the related Empire Trust or upon distribution of corresponding junior subordinated debentures to the holders of the related preferred securities. Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related preferred securities must restore payment of any sums paid under the preferred securities or the guarantee.

GOVERNING LAW

    Each guarantee agreement will be governed by and construed in accordance with the laws of the State of New York.

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
                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                THE CORRESPONDING JUNIOR SUBORDINATED DEBENTURES
                               AND THE GUARANTEES

FULL AND UNCONDITIONAL GUARANTEE

    We irrevocably guarantee payments of distributions and other amounts due on the preferred securities (to the extent the applicable Empire Trust has funds available for the payment of the distributions) as and to the extent set forth under "Description of Guarantees." Taken together, our obligations under each series of corresponding junior subordinated debentures, the related securities resolution, the indenture, the related trust agreement and the related guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the related series of preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the full guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Empire Trust's obligations under the preferred securities.

    If and to the extent that we do not make payments on any series of corresponding junior subordinated debentures, the Empire Trust will not pay distributions or other amounts due on its preferred securities. The guarantees do not cover payment of distributions when the related Empire Trust does not have sufficient funds to pay the distributions. In that event, the remedy for a holder of a series of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to such holder. Our obligations under each guarantee are subordinate and junior in right of payment to all of our senior indebtedness and subordinated indebtedness.

SUFFICIENCY OF PAYMENTS

    As long as all payments are made when due on each series of corresponding junior subordinated debentures, those payments will be sufficient to cover distributions and other payments due on the related preferred securities. This is primarily because:

    - the aggregate principal amount of each series of corresponding junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the related preferred securities and related common securities;

    - the interest rate and interest and other payment dates on each series of corresponding junior subordinated debentures will match the distribution rate and distribution and other payment dates for the related preferred securities;

    - we, as borrower, have promised to pay any and all costs, expenses and liabilities of each Empire Trust except the Empire Trust's obligations under its preferred securities; and

    - each trust agreement provides that the Empire Trust will not engage in any activity that is not consistent with the limited purposes of the Empire Trust.

    We have the right to set-off any payment we are otherwise required to make under the indenture if and to the extent we have already made, or are concurrently making, a payment under the related guarantee agreement.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the related guarantee agreement without first instituting a legal proceeding against the guarantee trustees, the related Empire Trust or anyone else.

    Our default or event of default under any other senior or subordinated indebtedness would not necessarily constitute a trust event of default. However, in the event of payment defaults under, or acceleration of, our senior or subordinated indebtedness, the subordination provisions of the applicable securities resolution will provide that no payments may be made in respect of the corresponding junior subordinated debentures until the senior or subordinated indebtedness has been paid in full or any payment default thereunder has been cured or waived. Our failure to make required payments on any series of corresponding junior subordinated debentures would constitute a trust event of default.

LIMITED PURPOSE OF EMPIRE TRUSTS

    Each Empire Trust's preferred securities evidence undivided beneficial ownership interests in the assets of that Empire Trust, and each Empire Trust exists for the sole purposes of issuing its preferred securities and common securities, investing the proceeds in corresponding junior subordinated debentures and engaging in only those other activities necessary, convenient or incidental to those purposes. A principal difference between the rights of a holder of a preferred security and a holder of a corresponding junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from us the principal amount of and interest accrued on corresponding junior subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the Empire Trust (or from us under the applicable guarantee agreement) if and to the extent the Empire Trust has funds available for the payment of the distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution of any Empire Trust involving the liquidation of the corresponding junior subordinated debentures, the holders of the related preferred securities will be entitled to receive the liquidation distribution in cash, out of assets of the Empire Trust (and after satisfaction of creditors of the Empire Trust as provided by applicable law). See "Description of Preferred Securities--Liquidation Distribution upon Dissolution." If we become subject to any voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the corresponding junior subordinated debentures, would be one of our junior subordinated creditors. The property trustee would be subordinated in right of payment to all of our senior indebtedness and subordinated indebtedness, but it would be entitled to receive payment in full of principal and interest before our common stockholders receive payments or distributions. We are the guarantor under each guarantee agreement and pursuant to the trust agreements have agreed to pay all costs, expenses and liabilities of the Empire Trusts (other than their obligations to the holders of its preferred securities). Accordingly, in the event of our liquidation or bankruptcy the positions of a holder of preferred securities and of a holder of corresponding junior subordinated debentures are expected to be substantially the same relative to our other creditors and to our stockholders.

                              PLAN OF DISTRIBUTION

    We and/or any Empire Trust may sell the securities in any of the following ways:

    - through underwriters or dealers;

    - directly to one or more purchasers; or

    - through agents.

    The applicable prospectus supplement will set forth the terms of the offering of any securities, including:

    - the names of any underwriters or agents;

    - the purchase price of the securities being offered and the proceeds to us and/or an Empire Trust from such sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - any initial public offering price;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the securities being offered may be listed.

    If underwriters are used in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities being offered will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities being offered if any of the securities being offered are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

    Securities also may be sold directly by us and/or any Empire Trust or through agents that we and/or any Empire Trust designate from time to time. Any agent involved in the offer or sale of securities will be named and any commissions payable by us and/or any Empire Trust to such agent will be described in the applicable prospectus supplement. Unless otherwise described in the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

    If indicated in a prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase unsecured debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate amount of the unsecured debt securities sold pursuant to the delayed delivery contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all

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
cases be subject to our approval. The delayed delivery contracts will not be subject to any conditions except:

    - the purchase by an institution of the unsecured debt securities covered by its delayed delivery contract shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

    - if the unsecured debt securities are being sold to underwriters, we shall have sold to those underwriters the total amount of the unsecured debt securities less the amount thereof covered by the delayed delivery contracts. The underwriters will not have any responsibility in respect of the validity or performance of the delayed delivery contracts.

    If dealers are utilized in the sale of any securities we and/or an Empire Trust will sell those securities to the dealers, as principal. Any dealer may then resell those securities to the public at varying prices as it determines at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement relating to the securities being offered thereby.

    Any underwriters, dealers or agents participating in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us and/or an Empire Trust to indemnification against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform service for, us and/or an Empire Trust or our affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the securities are being passed upon for us by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson, Flaherty & Henrichs, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York. Certain legal matters in connection with the preferred securities are being passed upon for the Empire Trusts by Richards, Layton & Finger, P.A., special Delaware counsel to us and the Empire Trusts. Certain legal matters are being passed upon for the underwriters by Thompson Coburn LLP, St. Louis Missouri. Cahill Gordon & Reindel is relying as to the matters of Kansas law upon the opinion of Anderson, Byrd, Richeson, Flaherty and Henrichs, and as to matters of Missouri law (except as to matters relating to the approval of public utility commissions) upon the opinion of Spencer, Scott & Dwyer, P.C.

                                    EXPERTS

    The Empire District Electric Company's financial statements incorporated in this prospectus by reference to Empire's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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
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                        EMPIRE DISTRICT ELECTRIC TRUST I

                                     8 1/2%
                           TRUST PREFERRED SECURITIES

                           -------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                           A.G. EDWARDS & SONS, INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                               FEBRUARY 22, 2001

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